SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 03/31/2006	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

01.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. – PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 – NIRE 33300032061

01.02 - HEAD OFFICE

1 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 24rd floor				2 - QUARTER OR DISTRICT CENTRO
3 - CEP (ZIP CODE) 20031-912	4 – CITY RIO DE JANEIRO			5 – STATE RJ
6 - AREA CODE 021	7 - PHONE NUMBER 3224-2040	8 - PHONE NO. 3224-2041	9 - PHONE NO. -	10 - TELEX -
11 - AREA CODE 021	12 - FAX No. 3224-9999	13 - FAX No. 3224-6055	14 - FAX No. 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 – NAME ALMIR GUILHERME BARBASSA
2 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 23rd floor				3 - QUARTER OR DISTRICT CENTRO
4 - CEP (ZIP CODE) 20031-912	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 - PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX No. 3224-9999	14 - FAX No. 3224-6055	15 - FAX No. 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 – ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	1	01/01/2006	03/31/2006	4	01/10/2005	12/31/2005

9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG AUDITORES INDEPENDENTES	10 - CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER MANUEL FERNANDES RODRIGUES DE SOUSA	12- CPF (Taxpayers registration) 783.840.017-15

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 03/31/2006	2 - PREVIOUS QUARTER 12/31/2005	3 - SAME QUARTER IN THE YEAR 03/31/2005
Capital Paid-in
1 - COMMON	2,536,674	2,536,674	634,168
2 - PREFERRED	1,849,478	1,849,478	462,370
3 - TOTAL	4,386,152	4,386,152	1,096,538
Treasury Stock
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL, AND OTHERS
2 – SITUATION OPERATIONAL
3 - TYPE OF SHARE CONTROL STATE HOLDING COMPANY
4 - ACTIVITY CODE 1 01 – OIL AND GAS
5 - MAIN ACTIVITY PROSPECTING, OIL/GAS. REFINING AND ENERGY ACTIVITIES
6 - TYPE OF CONSOLIDATION TOTAL
7 - TYPE OF SPECIAL REVIEW REPORT UNQUALIFIED

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	RCA	06/17/2005	INTEREST ON CAPITAL PAYABLE	01/05/2006	COMMON	0.5000000000
02	RCA	06/17/2005	INTEREST ON CAPITAL PAYABLE	01/05/2006	PREFERRED	0.5000000000
03	AGO	12/16/2005	INTEREST ON CAPITAL PAYABLE	03/22/2006	COMMON	0.5000000000
04	AGO	12/16/2005	INTEREST ON CAPITAL PAYABLE	03/22/2006	PREFERRED	0.5000000000
05	AGO	04/03/2006	INTEREST ON CAPITAL PAYABLE	06/02/2006	COMMON	0.2500000000
06	AGO	04/03/2006	INTEREST ON CAPITAL PAYABLE	06/02/2006	PREFERRED	0.2500000000
07	AGO	04/03/2006	DIVIDENDS	06/02/2006	COMMON	0.3500000000
08	AGO	04/03/2006	DIVIDENDS	06/02/2006	PREFERRED	0.3500000000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (R$ THOUSAND)	4 - AMOUNT OF CHANGE (R$ THOUSAND)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 - SHARE ISSUE PRICE (R$)

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 05/12/2006	2 - SIGNATURE

02.01 – UNCONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 03/31/2006	4 - 12/31/2005
1	TOTAL ASSETS	158,206,537	154,013,146
1.01	CURRENT ASSETS	46,484,955	44,694,731
1.01.01	CASH AND CASH EQUIVALENTS	17,898,094	17,481,555
1.01.01.01	CASH AND BANKS	2,652,017	2,114,551
1.01.01.02	SHORT-TERM INVESTMENTS	15,246,077	15,367,004
1.01.02	CREDITS	10,561,994	10,676,578
1.01.02.01	ACCOUNTS RECEIVABLE	4,154,161	4,447,097
1.01.02.02	SUBSIDIARIES AND AFFILIATED COMPANIES FOR SALES	4,726,075	4,600,522
1.01.02.03	OTHER ACCOUNTS RECEIVABLE	1,784,455	1,844,634
1.01.02.04	ALLOWANCE FOR POSSIBLE LOAN LOSSES	(102,697)	(215,675)
1.01.03	INVENTORIES	12,483,235	10,337,565
1.01.04	OTHER	5,541,632	6,199,033
1.01.04.01	DIVIDENDS RECEIVABLE	797,531	945,676
1.01.04.02	RECOVERABLE TAXES	3,467,941	4,037,175
1.01.04.03	PREPAID EXPENSES	815,951	680,787
1.01.04.04	OTHER CURRENT ASSETS	460,209	535,395
1.02	NON-CURRENT ASSETS	36,503,189	37,601,550
1.02.01	SUNDRY CREDITS	782,863	778,600
1.02.01.01	PETROLEUM AND ALCOHOL ACCOUNTS - STN	773,619	769,524
1.02.01.02	MARKETABLE SECURITIES	7,874	7,601
1.02.01.03	INVESTMENTS IN PRIVATIZATION PROCESS	1,370	1,475
1.02.02	CREDITS WITH AFFILIATED COMPANIES	26,985,561	28,151,479
1.02.02.01	WITH AFFILIATED COMPANIES	141,416	141,288
1.02.02.02	WITH SUBSIDIARIES	26,808,223	27,975,165
1.02.02.03	WITH OTHER RELATED PARTIES	35,922	35,026
1.02.03	OTHER	8,734,765	8,671,471
1.02.03.01	STRUCTURED PROJECTS	673,294	569,030
1.02.03.02	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	1,231,319	1,102,845
1.02.03.03	DEFERRED ICMS	1,130,940	1,230,796
1.02.03.04	ADVANCES TO SUPPLIERS	612,787	684,235
1.02.03.05	PREPAID EXPENSES	994,786	1,060,967
1.02.03.06	COMPULSORY LOANS - ELETROBRAS	115,923	117,811
1.02.03.07	JUDICIAL DEPOSITS	1,390,786	1,443,834
1.02.03.08	ADVANCES FOR PENSION PLAN	1,241,384	1,205,358
1.02.03.09	INVENTORIES	470,040	492,777
1.02.03.10	OTHER NON-CURRENT ASSETS	873,506	763,818
1.03	PERMANENT ASSETS	75,218,393	71,716,865
1.03.01	INVESTMENTS	20,755,939	20,366,625
1.03.01.01	INVESTMENTS IN AFFILIATED COMPANIES	2,153	2,153
1.03.01.02	INVESTMENTS IN SUBSIDIARIES	20,519,585	20,129,942
1.03.01.02.01	PETROQUISA	1,661,265	1,621,723
1.03.01.02.02	BR DISTRIBUIDORA	5,629,692	5,470,308
1.03.01.02.03	GASPETRO	1,848,651	1,693,496
1.03.01.02.04	TRANSPETRO	1,532,469	1,447,354
1.03.01.02.05	MPX TERMOCEARÁ	164,771	161,974
1.03.01.02.06	DOWNSTREAM	1,147,564	1,033,384
1.03.01.02.07	BRASOIL	993,680	1,104,307
1.03.01.02.08	IBIRITERMO	20,194	15,655
1.03.01.02.09	FAFEN ENERGIA	206,322	198,158
1.03.01.02.10	5283 PARTICIPAÇÕES	738,685	765,413
1.03.01.02.11	E-PETRO	23,056	21,776
1.03.01.02.12	PETROBRAS ENERGIA	63,294	22,396
1.03.01.02.13	BRASPETRO HOLANDA - PIB BV	2,747,584	2,845,699
1.03.01.02.14	PNBV	611,067	584,925
1.03.01.02.15	TERMORIO	2,392,854	2,400,477
1.03.01.02.16	BAIXADA SANTISTA ENERGIA	217,836	217,837
1.03.01.02.17	SOC, FLUMINENSE ENERGIA ELETROBOLT	128,704	146,149
1.03.01.02.18	OTHER	238,904	26,980
1.03.01.02.19	SUBSIDIARIES AND AFFILIATED COMPANIES	254,858	458,157
1.03.01.02.20	GOODWILL/DISCOUNT IN SUBSIDIARIES	(101,865)	(106,226)
1.03.01.03	OTHER INVESTMENTS	234,201	234,530
1.03.02	PROPERTY, PLANT AND EQUIPMENT	53,862,407	50,772,065
1.03.03	DEFERRED	600,047	578,175

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 03/31/2006	4 - 12/31/2005
2	TOTAL LIABILITIES	158,206,537	154,013,146
2.01	CURRENT LIABILITIES	44,115,092	47,695,680
2.01.01	LOANS AND FINANCING	1,573,666	1,655,721
2.01.01.01	FINANCING	1,362,401	1,499,012
2.01.01,02	INTEREST ON FINANCING	211,265	156,709
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	4,831,721	4,481,558
2.01.04	TAXES AND CONTRIBUTIONS PAYABLE	8,715,904	7,292,508
2.01.05	DIVIDENDS PAYABLE	2,643,818	7,017,843
2.01.06	ACCRUALS	1,481,189	1,607,715
2.01.06.01	SALARIES, VACATION AND RELATED CHARGES	891,707	978,222
2.01.06.02	CONTINGENCY ACCRUAL	193,602	167,645
2.01.06.03	PENSION PLAN	395,880	461,848
2.01.07	DEBTS WITH AFFILIATED COMPANIES	20,474,906	20,383,557
2.01.07.01	SUPPLIERS	20,474,906	20,383,557
2.01.08	OTHER	4,393,888	5,256,778
2.01.08.01	ADVANCES FROM CUSTOMERS	1,413,707	1,054,783
2.01.08.02	STRUCTURE PROJETS	974,791	2,421,806
2.01.08.03	OTHER	2,005,390	1,780,189
2.02	NON-CURRENT LIABILITIES	25,978,165	25,614,200
2.02.01	LOANS AND FINANCING	5,943,871	6,408,872
2.02.02	DEBENTURES	0	0
2.02.03	ACCRUALS	15,562,048	14,721,704
2.02.03.01	HEALTH CARE BENEFITS	6,795,195	6,477,127
2.02.03.02	CONTINGENCY ACCRUAL	114,594	225,251
2.02.03.03	PENSION PLAN	2,055,674	1,749,036
2.02.03.04	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	6,596,585	6,270,290
2.02.04	DEBTS WITH AFFILIATED COMPANIES	1,868,102	1,925,046
2.02.05	OTHER	2,604,144	2,558,578
2.2.05.01	PROVISION FOR WELL ABANDONMENT	1,879,997	1,807,730
2.2.05.02	OTHER PAYABLE EXPENSES	724,147	750,848
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	88,113,280	80,703,266
2.05.01	CAPITAL	33,235,445	33,235,445
2.05.01.01	PAID UP CAPITAL	32,896,138	32,896,138
2.05.01.02	MONETARY CORRECTION	339,307	339,307
2.05.02	CAPITAL RESERVES	372,064	372,064
2.05.02.01	AFRMM AND OTHERS	372,064	372,064
2.05.03	REVALUATION RESERVES	72,422	60,120
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	ASSETS OF SUBSIDIARIES/AFFILIATES	72,422	60,120
2.05.04	REVENUE RESERVES	47,039,218	47,035,637
2.05.04.01	LEGAL	5,207,414	5,207,914
2.05.04.02	STATUTORY	1,008,119	1,008,119
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	40,823,185	40,819,604
2.05.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER	0	0
2.05.05	RETAINED EARNINGS	7,394,131	0

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3- 01/01/2006 to 03/31/2006	4- 01/01/2006 to 03/31/2006	5 - 01/01/2005 to 03/31/2005	5 - 01/01/2005 to 03/31/2005
3.01	GROSS SALES AND SERVICES REVENUE	37,920,324	37,920,324	31,355,183	31,355,183
3.02	DEDUCTIONS FROM GROSS REVENUE	(9,808,864)	(9,808,864)	(8,788,723)	(8,788,723)
3.03	NET SALES AND SERVICES REVENUE	28,111,460	28,111,460	22,566,460	22,566,460
3.04	COST OF PRODUCTS AND SERVICES SOLD	(14,024,580)	(14,024,580)	(12,052,044)	(12,052,044)
3.05	GROSS PROFIT	14,086,880	14,086,880	10,514,416	10,514,416
3.06	OPERATING EXPENSES/INCOME	(3,733,423)	(3,733,423)	(2,869,703)	(2,869,703)
3.06.01	SELLING	(1,163,097)	(1,163,097)	(858,170)	(858,170)
3.06.02	GENERAL AND ADMINISTRATIVE	(832,817)	(832,817)	(768,830)	(768,830)
3.06.02.01	DIRECTORS' FEES	(952)	(952)	(984)	(984)
3.06.02.02	ADMINISTRATIVE	(831,865)	(831,865)	(767,846)	(767,846)
3.06.03	FINANCIAL	(186,420)	(186,420)	(106,086)	(106,086)
3.06.03.01	FINANCIAL INCOME	302,079	302,079	473,153	473,153
3.06.03.02	FINANCIAL EXPENSES	(488,499)	(488,499)	(579,239)	(579,239)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(1,894,468)	(1,894,468)	(2,052,624)	(2,052,624)
3.06.05.01	TAXES	(116,267)	(116,267)	(107,010)	(107,010)
3.06.05.02	RESEARCH AND TECHNOLOGICAL DEVELOPMENT	(239,496)	(239,496)	(192,741)	(192,741)
3.06.05.03	EXPLORATORY COSTS FOR THE EXTRACTION OF CRUDE OIL AND GAS	(105,703)	(105,703)	(185,581)	(185,581)
3.06.05.04	NET MONETARY AND EXCHANGE ADJUSTMENTS	(492,859)	(492,859)	(34,113)	(34,113)
3.06.05.05	BENEFITS EXPENSES	(455,848)	(455,848)	(455,989)	(455,989)
3.06.05.06	OTHER OPERATING INCOME/EXPENSES, NET	(484,295)	(484,295)	(1,077,190)	(1,077,190)
3.06.06	PARTICIPATION IN THE SHAREHOLDERS' EQUITY OF AFFILIATED COMPANIES	343,379	343,379	916,007	916,007
3.07	OPERATING INCOME /EXPENSES	10,353,457	10,353,457	7,644,713	7,644,713
3.08	NONOPERATING INCOME / EXPENSES	(85,479)	(85,479)	(151,498)	(151,498)
3.08.01	INCOME	0	0	1,256	1,256
3.08.02	EXPENSES	(85,479)	(85,479)	(152,754)	(152,754)
3.09	INCOME BEFORE TAXES/PARTICIPATIONS	10,267,978	10,267,978	7,493,215	7,493,215
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(2,627,694)	(2,627,694)	(1,847,762)	(1,847,762)
3.11	DEFERRED INCOME TAX	(726,519)	(726,519)	(538,132)	(538,132)
3.12	STATUTORY PARTICIPATION/CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.01.01	PROFIT SHARING FOR EMPLOYEES AND MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME FOR THE PERIOD	6,913,765	6,913,765	5,107,321	5,107,321
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	4,386,152	4,386,152	1,096,538	1,096,538
	NET INCOME PER SHARE	1,57627	1,57627	4,65768	4,65768
	LOSS PER SHARE

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 31/03/2005	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS 33.000.167/0001-01

04.01 – NOTES TO QUARTELY INFORMATION

1) Presentation of the quarterly financial information

Significant accounting policies

The quarterly information was prepared in accordance with the accounting practices adopted in Brazil, pursuant to the provisions of Brazilian Corporate Law and the standards and procedures established by Brazilian Securities Commission (CVM).

There have been no changes in the significant accounting policies adopted by the Company in relation to those mentioned in the 2005 annual report, except for the accounting practice adopted with regard to the programmed stoppages for major maintenance of the industrial plants and ships.

Until December 31, 2005, the Company used to recognize monthly, a provision for the maintenance of its industrial plants and ships on the period prior to the programmed stoppage, based on estimated costs.

Starting in January 2006, following the CVM Decision 489/2005 and The Brazilian Institute of Independent Auditors – IBRACON Technical Interpretation 1/2006, the Company reserved a provision for programmed stoppages and adopted as a new accounting practice the recognition in the Property, Pland and Equipment account the relevant expenditures realized on the maintenance of its industrial plants and ships, which include spare parts, assembling and disassembling services, among others.

Such stoppages occur on average of 4 years and the respective expenditures are depreciated as production cost until the following stoppage is initiated.

As a change in an accounting practice, the reversion of the provision balances as of December 31, 2005, the additional depreciation corresponding to the major maintenance, the capitalization of the costs incurred and the related accumulated depreciation on such costs until December 31, 2005, were adjusted against the retained earnings, net of taxes effects, as a prior year adjustment, amounting to R$ 529.406 thousand.

Certain balances related to prior periods were reclassified in order to compare properly the interim financial information between the periods.

Converging with international accounting practices, CVM Decision 488 approved IBRACON NPC Decision 27 that established new standards for presenting and disclosing financial statement. According to the aforementioned decision, assets should be classified in “Current” and “Non-Current”, with the latter also for long-term accounts receivable, investments, intangible and deferred assets. Liabilities should be classified as “Current” and “Non-Current”.

Below is a presentation of the financial statements with the new presentation standards:

	R$ Thousand

	Consolidated		Parent Company

ASSET	03.31.2006	12.31.2005	03.31.2006	12.31.2005

CURRENT
Available	22,983,317	23,417,040	17,898,094	17,481,555
Accounts receivable, net	15,008,894	14,148,064	10,561,994	10,676,578
Inventory	15,313,274	13,606,679	12,483,235	10,337,565
Others	8,634,424	9,063,407	5,541,632	6,199,033

	61,939,909	60,235,190	46,484,955	44,694,731

NON-CURRENT
Petroleum and Alcohol accounts	773,619	769,524	773,619	769,524
Accounts receivable, net	1,987,968	1,587,771	26,808,223	28,151,479
Structured Projects	-	-	673,294	569,030
Advances to Suppliers	612,787	684,235	612,787	684,235
Deferred Taxes and Social Contributions	4,365,344	4,337,361	2,362,259	2,333,641
Advance – Pension Plan	1,241,384	1,205,358	1,241,384	1,205,358
Others	5,093,873	5,517,979	4,031,623	3,888,283

	14,074,975	14,102,228	36,503,189	37,601,550

Investments	2,234,817	2,280,702	20,755,939	20,366,625
Property, Plant and Equipment	104,631,489	104,058,277	52,487,239	49,400,988
Intangible	1,478,437	1,371,077	1,375,168	1,371,077
Deferred	1,671,856	1,473,634	600,047	578,175

TOTAL	186,031,483	183,521,108	158,206,537	154,013,146

	R$ Thousand

	Consolidated		Parent Company

LIABILITIES	03.31.2006	12.31.2005	03.31.2006	12.31.2005

CURRENT
Loans	10,844,737	10,502,998	1,573,666	1,655,721
Suppliers	9,571,072	8,976,359	25,306,627	24,865,115
Taxes and Social Contributions	10,335,887	8,931,341	8,715,904	7,292,508
Dividends/Interest on Company Capital	2,816,254	7,165,878	2,643,818	7,017,843
Structured Projects	23,103	28,135	974,791	2,421,806
Other	7,886,193	6,755,439	4,900,286	4,442,687

	41,477,246	42,360,150	44,115,092	47,695,680

NON -CURRENT
Loans	30,680,427	34,439,489	5,943,871	6,408,872
Subsidiaries, Controlled and Associated Companies	86,275	39,954	1,868,102	1,925,046
Provision for pension plan	2,266,070	1,898,360	2,055,674	1,749,036
Provision for health plan	7,373,588	7,030,939	6,795,195	6,477,127
Deferred Taxes and Social Contributions	8,178,052	8,461,721	6,596,585	6,270,290
Other	3,474,486	3,843,131	2,718,738	2,783,829

	52,058,898	55,713,594	25,978,165	25,614,200

RESULT FROM FUTURE FISCAL YEARS	457,032	483,274	-	-

NON - CONTROLLER SHAREHOLDER INTEREST
	5,850,876	6,178,854	-	-

NET EQUITY	86,187,431	78,785,236	88,113,280	80,703,266

TOTAL	186,031,483	183,521,108	158,206,537	154,013,146

2) Cash and cash equivalents

	R$ Thousand

	Consolidated		Parent company

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Cash and banks	3,906,372	3,651,644	2,652,017	2,114,551
Short-term investments
Local
Exclusive financial investment funds
Foreign currency	7,503,817	9,534,604	7,503,817	9,534,604
DI	3,277,498	1,814,967	3,277,498	1,814,967
Government securities	868,563	860,215
Financial investment funds – foreign currency	331,928	119,550
Financial investment funds – DI	1,368,895	1,730,278		122,008
Other	1,176,197	792,940	140,863	194,044

	14,526,898	14,852,554	10,922,178	11,665,623
Foreign
Time deposit	2,112,887	1,974,814	2,058,677	1,537,314
Fixed-income securities	2,437,160	2,938,028	2,265,222	2,164,067

Total short-term investments	4,550,047	4,912,842	4,323,899	3,701,381

Total cash and cash equivalents	22,983,317	23,417,040	17,898,094	17,481,555

Local short term investments are mainly represented by quotas in exclusive funds, whose funds are invested in federal public bonds with immediate liquidity. The Funds may present diversification in its portfolio. Through financial derivative operations, executed by fund managers, its portfolio is tied to the American dollar quotation, to the remuneration of the Interbank Deposits – DI and of the Government bonds. Exclusive funds do not have any significant financial obligations and are limited to daily obligations of adjustments to the positions of the BM&F (Stock and Futures Exchange), auditing services, services fees regarding custody of assets and execution of financial operations and other administrative expenses.

Marketable securities balances are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

On March 31, 2006 and December 31, 2005, the Company and its subsidiary PIFCo had amounts invested abroad in an exclusive investment fund that held, among others, debt securities of some of the PETROBRAS Group companies and certain of the Special Purpose Entities established in connection with the Company’s projects, mainly CLEP project, in the amount of R$ 4.256.386 thousand and R$ 5.966.388 thousand, respectively. This amount, referred to the consolidated companies, was offset against the balance of Loans and financing account classified under current and long-term liabilities.

3) Accounts receivable, net

Accounts receivable are broken down as follows:

	R$ Thousand

	Consolidated		Parent company

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Customers
Third parties	14,287,118	13,842,634	4,154,161	4,447,097
Related parties (Note 4a)	1,916,896	1,296,167	31,711,636(*)	32,752,001(*)
Other	3,000,236	3,139,508	1,784,455	1,844,634

	19,204,250	18,278,309	37,650,252	39,043,732
Less: Provision for uncollectible accounts	(2,364,093)	(2,542,474)	(102,697)	(215,675)

	16,840,157	15,735,835	37,547,555	38,828,057

Less: long-term accounts receivable, net	(1,831,263)	(1,587,771)	(26,985,561)	(28,151,479)

	15,008,894	14,148,064	10,561,994	10,676,578

(*) Does not include Balances of dividends receivable of R$ 797.531 thousand as of March 31, 2006 (R$ 945.676 thousand as of December, 31 2005) and refunds receivable of R$ 572.861 thousand as of March 31, 2006 (R$ 469.711 thousand as of December 31, 2005).

	R$ Thousand

	Consolidated		Parent company

Provision for uncollectible accounts	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Balance at January 1	2,542,474	2,403,449	215,675	94,840
Additions	54,506	350,098	19,219	132,555
Exclusions (*)	(232,887)	(211,073)	(132,197)	(11,720)

Balance at March, 31	2,364,093	2,542,474	102,697	215,675

Provision for uncollectible accounts - short-term	351,166	467,642	102,697	215,675

Provision for uncollectible accounts - long-term	2,012,927	2,074,832

(*) Includes foreign exchange variation on the provision for uncollectible accounts from companies abroad.

4) Related parties

PETROBRAS carries out transactions with its subsidiary and associated companies on normal market terms. The transactions for purchase of petroleum and petroleum byproducts from the subsidiary PIFCO carried out by PETROBRAS feature longer term for settlement, since PIFCO is a subsidiary created for this purpose. The value, income and charges in connection with other transactions, especially intercompany loans, are established at arms’ length and/or in accordance with applicable legislation.

a) Assets

	R$ Thousand
	PARENT COMPANY

	Current assets		Non-current assets

	Account receivables, principally for sales	Dividends receivable	Advance for capital increase	Amounts referring to the construction of platforms and gas pipelines	Intercompany Operations	Other Operations	Reimbursements receivable	Total Assets

PETROQUISA and Subsidiaries	19,932	99,202			4			119,138

BR DISTRIBUIDORA and Subsidiaries	753,345	291,633			343,672	227,803		1,616,453
GASPETRO and Subsidiaries	521,199	34,795		1,322,268	77,830			1,956,092
PIFCO and Subsidiaries	2,103,036		260,592		18,570,888	2,818		20,937,334
PNBV and Subsidiaries	4,195		10,684			941		15,820
DOWNSTREAM and Subsidiaries	209,513				924,122			1,133,635
TRANSPETRO and Subsidiaries	264,737	133,184				354		398,275
PIB-BV HOLANDA and Subsidiaries	148,280					85,319		233,599
BRASOIL and Subsidiaries	31,711			737,283	3,442,033			4,211,027
BOC	33							33
PETROBRAS COMERCIALIZADORA
DE ENERGIA LTDA	96,605	226,598						323,203
OTHER SUBSIDIARY AND
ASSOCIATED COMPANIES	573,489	12,119	528,064		414,784	36,102		1,564,558
Petrobras Negócios Eletrônicos	202	2,611						2,813
Others	305,509					35,933		341,442
Thermoelectrics	4,179	9,508	386,649		414,784	169		815,289
Associated companies	263,599		141,415					405,014

SPE'S							572,861	572,861

3/31/06	4,726,075	797,531	799 340	2,059,551	23,773,333	353,337	572,861	33,082,028

12/31/05	4,600,522	945,676	724,701	2,550,124	24,782,203	94,451	469,711	34,167,388

R$ thousand

Intercompany loans

Index	03.31.2006	12.31.2005

TJLP + 5%p.a.	376,695	411,511
LIBOR + 1 to 3%p.a.	22,012,921	23,011,010
101% of CDI	1,212,198	1,189,687
IGPM + 6%p.a.	70,863	70,892
Other rates	100,656	99,103

	23,773,333	24,782,203

Bolivia-Brazil Gas pipeline

The Bolivian section of the gas pipeline is the property of GÁS TRANSBOLIVIANO S.A. - GTB, in which PETROBRAS GÁS S.A. - GASPETRO holds an (11%) interest.

A turnkey contract in the amount of US$ 350 million was signed with Yacimientos Petrolíferos Fiscales - YPFB, which assigned its rights under such contract to GTB, for the construction of the Bolivian section, with payments to be rendered in the subsequent 12 years as from January 2000 in the form of transportation services.

On March 31, 2005, the balance of the rights to future transportation services, as a consequence of costs already incurred in the construction up to that date, including interest of 10,07% p.a., was R$ 730.841 thousand (R$ 815.347 thousand in December 31, 2005), being R$ 612.787 thousand (R$ 684.235 thousand in December 31, 2005) shown under noncurrent assets as advances to suppliers. This amount also includes R$ 143.651 thousand (R$ 155.969 thousand in December 31, 2005) related to the pre-acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of TRANSPORTADORA BRASILEIRA GASODUTO BOL¥VIA-BRASIL S.A. - TBG, a GASPETRO subsidiary. On March 31, 2006, the total receivables of PETROBRAS from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and pre-acquisition of the right to transport six million cubic meters of gas over a 40-year period (TCO) amounted to R$ 1.322.268 thousand (R$ 1.422,508 thousand in December 31, 2005) shown under non-current assets as accounts receivable, net.

b) Liabilities

	R$ Thousand

	Parent Company

	Current Liabilities					Non-Current Liabilities

	Main Suppliers, by purchase of petroleum and by-products	Advances to clients	Platform Chartering	Other Operations	Operations with structured projects	Mutual Operations	Pre payment of exports	Other Operations	TOTAL

TROQUISA and Subsidiaries	(16,761)	(631)							(17,392)
BR DISTRIBUIDORA and Subsidiaries	(188,002)	(18,465)						(711,803)	(918,270)
GASPETRO and Subsidiaries	(102,720)	(69,224)							(171,944)
PIFCO and Subsidiaries	(18,347,724)	(155,723)					(1,114,973)		(19,618,420)
PNBV and Subsidiaries	(10,646)		(347,894)						(358,540)
DOWNSTREAM and Subsidiaries	(46,495)	(268)							(46,763)
TRANSPETRO and Subsidiaries	(466,314)			(50)					(466,364)
PIB-BV HOLANDA and Subsidiaries	(239,286)	(51,673)		(4,492)					(295,451)
BRASOIL and Subsidiaries	(32,566)	(1,068)	(46,764)			(4,966)			(85,364)
PETROBRAS COMERCIALIZADORA DE ENERGIA LTDA	(83,665)								(83,665)
OTHER SUBSIDIARY AND ASSOCIATED COMPANIES	(244,475)					(36.360)			(280,835)
Petrobras Negócios Eletrônicos	(4,669)								(4,669)
Others	(116,156)								(116,156)
Thermoelectrics	(107,286)								(107,286)
Associated companies	(16,364)					(36.360)			(52,724)
SPE'S					(810,751)				(810 751)
3/31/06	(19,778,654)	(297,052)	(394,658)	(4,542)	(810,751)	(41,326)	(1,114,973)	(711,803)	(23,153,759)
31/mai	(19,441,740)	(238,228)	(699,373)	(4,216)	(2,393,671)	(40.870)	(1,239,214)	(644,962)	(24,702,274)

c) Income Statement

	R$ Thousand

	PARENT COMPANY

	Results

	Operational Earnings mainly by sales	Net Financial Earnings (Expenses)	Net Monetary and Foreign Exchange Variations	RESULT TOTAL

PETROQUISA and Subsidiaries	187,415		3,862	191,277

BR DISTRIBUIDORA and Subsidiaries	8,816,492	(10,850)	5,379	8,811,021
GASPETRO and Subsidiaries	485,029	16,798	(91,347)	410,480
PIFCO and Subsidiaries	3,617,871	(11,095)	(186,209)	3,420,567
PNBV and Subsidiaries			21,432	21,432
DOWNSTREAM and Subsidiaries	354,799	19,027	(33,598)	340,228
TRANSPETRO and Subsidiaries	92,708		5,679	98,387
PIB-BV HOLANDA and Subsidiaries	29,297		47,003	76,300
BRASOIL and Subsidiaries		79,295	(321,620)	(242,325)
BOC		3		3
PETROBRAS COMERCIALIZADORA DE
ENERGIA LTDA	46,896		8,820	55,716
OTHER SUBSIDIARY AND ASSOCIATED
COMPANIES	2,414,253	7,727	(26,200)	2,395,780
Petrobras Negócios Eletrônicos	83		102	185
Others	(6,521)		(9,295)	(15,816)
Thermoelectrics	49	8,467	(17,007)	(8,491)
Associated companies	2,420,642	(740)		2,419,902

SPE'S			48,292	48,292

3/31/06	16,044,760	100,905	(518,507)	15,627,158

12/31/05	62,241,142	553,730	(1,548,978)	61,245,894

5) Inventories

	R$ Thousand

	Consolidated		Parent company

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Products:
Oil products (*)	4,731,893	4,359,019	3,779,421	2,728,304
Fuel alcohol	304,789	154,501	63,037	58,191

	5,036,682	4,513,520	3,842,458	2,786,495
Raw materials, mainly crude oil (*)	6,167,846	5,400,305	5,280,513	4,542,871
Maintenance materials and supplies (*)	2,613,347	1,909,014	2,356,994	1,650,531
Advances to suppliers	1,464,532	1,806,096	1,360,944	1,736,795
Other	500,907	470,521	112,366	113,650

Total	15,783,314	14,099,456	12,953,275	10,830,342

Short-term	15,313,274	13,606,679	12,483,235	10,337,565
Long-term	470,040	492,777	470,040	492,777
(*) includes imports in transit.

6) Petroleum and Alcohol Account – National Treasury Secretariat (STN)

a) Change in the Petroleum and Alcohol Account

R$ Thousand

Balance at January 1,2006	769,524
Intercompany loan charges	4,095

Balance at March 31, 2006	773,619

b) Settlement of Accounts with the Federal Government

As defined by Law No. 10.742 dated October 6, 2003, the settlement of accounts with the federal government should have been completed by June 30, 2004. After having provided all information required by the National Treasury Secretariat (STN), PETROBRAS has, through the Ministry of Energy and Mines (MME), sought to resolve the differences between the parties in order to conclude the settlement process as established by Provisional Measure No. 2.181 -45, of August 24, 2001.

The remaining balance may be paid with National Treasury Bonds issued at the same amount as the final balance determined as a result of the process for the settlement of accounts, or other amounts that might be owed by PETROBRAS to the Federal Government, including those relative to taxes or a combination of the foregoing.

7) Marketable securities

Marketable securities, classified as non-current assets, are comprised as follows:

	R$ Thousand

	Consolidated		Parent Company

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Tax incentives – FINOR	9,797	9,824	4,815	4,815
B Certificates	287,264	309,519
Private TDE	193,243	163,883
NTNP	3,374	1,358	27	27
Other	105,039	133,507	3,032	2,759

	598,717	618,091	7,874	7,601

B certificates, which were received by BRASOIL on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 bearing interest equivalent to the Libor rate plus 2,5% to 4,25% p.a.

Investments in private TDE refer to securities issued by financial institutions and closely-held companies, maturing up to 2014 and bearing interest from 6,67% p.a. to 8,60% p.a..

8) Structured projects

The Company develops projects with domestic and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas where PETROBRAS operates.

a) Ventures under negotiation

The balance relating to ventures under negotiation includes the disbursements made by PETROBRAS on projects where there are still no defined partners and which are classified under Non-Current Assets as Structured Projects, as shown below:

	R$ Thousand

	Parent Company

Companies	03.31.2006	12.31.2005

Amazônia	63,709	63,414
Sistema Ótico Cone Sul	27,628	27,628
Other	9,096	8,277

Ventures under negotiation	100,433	99,319
Reimbursements receivable (Note 8b)	572,861	469,711

Total project financings	673,294	569,030

b) Reimbursements receivable

The balance receivable, net of advances received corresponding to costs incurred by PETROBRAS with regard to projects already negotiated with third parties, is classified under non-current assets as project financings and is broken down as follows:

	R$ Thousand

	Parent Company

Companies	03.31.2006	12.31.2005

Fundação Petrobras de Seguridade Social (PETROS)	3
Companhia de Recuperação Secundária (CRSec)	1	78
EVM Leasing Corporation	4,684	2,864
Cayman Cabiunas Investment Co,. Ltd.	815,841	800,417
PDET Offshore S/A	353,682	325,944
Nova Transportadora do Sudeste (NTS)	124,059	118,495
Nova Transportadora do Nordeste (NTN)	92,083	87,697

Total	1,390,353	1,335,495
Advances received	(817,492)	(865,784)

Net	572,861	469,711

c) Project financing obligations

		R$ Thousand

		Parent Company

Project financing obligations	Project	03.31.2006	12.31.2005

Novamarlim Petróleo S/A	Marlim	605,796	702,980
Cia, Locadora de Equipamentos Petrolíferos (CLEP)	CLEP	-	1,485,736
PDET Offshore S/A	PDET	204,955	204,955

Total		810,751	2,393,671

Marlim Project

Novamarlim Petróleo S.A. provided funds for the project, amounting to R$ 1.508.739 thousand (R$ 1.411.555 thousand in December 31, 2005), and of assets transferred in the amount of R$ 49.465 thousand reached R$ 605.796 thousand (R$ 702.980 thousand in December 31, 2005), classified under current liabilities, as project financings.

CLEP Project

By December 31, 2005, Companhia Locadora de Equipamentos Petrolíferos (CLEP) had transferred R$ 5.143.010 thousand to PETROBRAS as advances for the future sale of assets by PETROBRAS. PETROBRAS sold assets to CLEP at the amount of R$ 3.657.275 thousand and the advanced balance at the amount of R$ 1.485.736 thousand, was returned to CLEP in January/2006.

PDET Project

A PDET Offshore S/A transferred to PETROBRAS R$ 204.955 thousand as an advance for future sales of assets and to reimburse expenditures incurred by PETROBRAS, classified in the Current Liability as Structured Projects.

d) Accounts payable related to consortiums

	Parent Company

	R$ Thousand

	03.31.2006	12.31.2005

Accounts payable for consortium in operation
Novamarlim Petróleo S/A	140,937
Fundação Petrobras de Seguridade Social - PETROS	23,103	28,135

	164,040	28,135

As of March 31, 2006, PETROBRAS had consortium contracts for the purpose of supplementing the development of oil field production, and the related accounts payable to consortium partners, at the amount of R$ 164.040 thousand (R$ 28.135 thousand in December 31, 2005), were classified under current liabilities as Structured Projects.

e) Special Purpose Entities

i) Structured Projects

Project	Purpose	Main guarantees	Investment amount	Current phase

Albacora	Consortium between PETROBRAS and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to PETROBRAS oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$ 170 million	In operation

Albacora/ Petros	Consortium between PETROBRAS and Fundação PETROS de Seguridade Social, which furnishes to PETROBRAS oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$ 240 million	In operation

Marlim	Consortium between Companhia Petrolífera Marlim (CPM), which furnishes to PETROBRAS submarine equipment for oil production of the Marlim field.	70% of the field production limited to 720 days	US$ 1.5 billion	In operation

Novamarlim
Consortium with Novamarlim Petróleo S.A. (Novamarlim) which supplies submarine oil production equipment and refunds PETROBRAS for operating costs resulting from the operation and maintenance of field assets.
		30% of the field production limited to 720 days	US$ 834 million	In operation

Malhas
Consortium between TRANSPETRO, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS)and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TNS (a 100% GASPETRO company) supplies assets that have already been previously set up. TRANSPETRO is the gas pipes operator.
		Prepayments based on transportation capacity to cover any cash insufficiencies consortium	US$ 1 billion	The consortium became operational on January 1, 2006. However, some assets are still under construction

PCGC	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by PETROBRAS in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is not sufficient to cover payables to lenders	U$$ 85.5 million	In operation

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

PDET	PDET Offshore S.A. is the future owner of the Project assets whose objective is that of improving the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and export. The assets will be later leased to PETROBRAS for 12 years.	All of the project’s assets will be pledged ascollateral	US$ 1.27 billion	Assets being acquired

CLEP
PETROBRAS will sell assets related to oil production located in the Campos Basin, which will be supplied by Companhia Locadora de Equipamentos Petrolíferos – CLEP through a lease agreement for the period of 10 years, and at the end of which period PETROBRAS will have the right to buy shares of the SPC or project assets.
		Lease prepayments in case revenue is not sufficient tocover payables to the lenders	US$ 1.25 billion	In January 2006, the investment value decreased from US$ 1.76billion to US$1.25 billion

EVM
Project with the objective of allowing set up of submarine oil production equipment in the fields Espadarte, Voador, Marimbá and other seven smaller fields in the Campos Basin. EVM Leasing Co. (EVMLC), supplies assets to PETROBRAS under an international lease agreement.
		Pledge of certain oil volumes	US$ 1.07 billion	In operation

Cabiúnas
Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to PETROBRAS under an international lease agreement.
		Pledge of 10.4 billion m3 of gas	US$ 850 million consolidated in the lease agreement	In operation, with assets beingacquired

Barracuda and Caratinga
To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin the SPC Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project.
		Pledge of certain oil volumes and payment by BRASOIL if BCLC does not meet its obligations towards the lenders	US$ 3.1billion	In operation, with assets being acquired

Certificate Real Estate Receivables - CRI Macaé
This project aims at constructing four administrative buildings in Macaé (RJ)through the issuance of a Certificate of Real Estate Receivables by Rio Bravo Securitizadora S/A, secured by leasing credit rights to PETROBRAS.
		Corporate guarantee provided by PETROBRAS	R$ 200 million	Buildings being constructed

ii) Project financing

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Amazônia	Development of two projects in the Gas and Energy area: construction of a gas pipeline with a length of 395 km, between Coari and Manaus, under the responsibility of Transportadora Urucu - Manaus S.A. and construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termelétrica Manauara S.A.	Being negotiated	US$ 1.3 billion	A bridge loan in the amount of R$ 800 million was obtained from BNDES. Asset acquisition is in its initial phase

Marlim Leste (P-53)	In order to develop production in the Marlim Leste field, PETROBRAS will use Floating Production Unit P-53, to be chartered from Charter Development LLC, a company incorporated in the state of Delaware, USA. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.	Completion: theflow of charter payments to be made by PETROBRAS willbegin at a Certain Date.
		Cost Overrun: Any increase in P-53 construction costs will represent an increase in charter amounts payable by PETROBRAS.	US$ 1.03 billion	Financing in the amount of US$ 500 million was obtained. Assetacquisition is in its initial phase

GASENE	TRANSPORTADORA GASENE S.A. will own the Southeast- Northeast gas pipeline, which aims at interconnecting the Southeastern and Northeastern gas pipeline networks, thus forming the Brazilian Natural Gas Transportation Network (Rede Brasileira de Transporte de Gás Natural - RBTGN).	To be defined.	US$ 2 billion	A bridge loan in theamount of R$ 800million was obtained from BNDES. Construction of the Gasoduto Cabiúnas- Vitória (GASCAV) gas pipeline is in its initial phase.

MEXILHÃO	Construction of a platform (PMXL-1) to produce natural gas at Campos de Mexilhão and Cedro, located in the Bacia de Campos, State of São Paulo, which shall be held by Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build such platform. After building the PMXL-1 shall be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields	To be defined	US$508 million	A bridge loan was obtained from PIFCO in the amount of US$ 86 million. It is in its initial phase with UNIBANCO, the banking institution contracted as the project’s financial advisor.

REVAP Modernization	This project aims at increasing the capacity of Henrique Lage Refinery (REVAP) to process heavy national oil, to adjust diesel volumes produced to new specifications required locally and to decrease the discharge of pollutants. Accordingly, the special purpose company Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was created to build and lease to PETROBRAS an HDS unit, an HDT plant and related units in that refinery.	Advanced rental payments to cover any CDMPI shortfalls.	US$ 900 million	The commitment agreement was signed, with no bridge loan demand. In final negotiation status.

P-55 and P-57	This project aims to develop production at Module 3 in the Roncador field (P-55)and Phase 2 of Deepblue Charter LLC, responsible for jointly contracting four SPCists to build the UEP: one for the P- 55 hull, another for the P-57 hull, as well as two others for Generation and Compression Modules for both UEPs. At the end, PNBV shall charter the P-55 from Deepwater and the P-57 from Deepblue and will sub-charter them to Petrobras.	Future chartering commitment of Petrobras with Pn BV and PNBV with the owner of UEP (Deepwater and Deepblue).	US$ 1.96 billion	Undergoing selection process for the SPCists (IDB with interaction)

9) JUDICIAL DEPOSITS

As of March 31, 2006 and December 31, 2005, the judicial deposits, presented in accordance with the nature of the cases, are as follows:

	R$ thousand

	Consolidated		Parent Company

	03.31.2006	12.31.2005	03.31.2006		12.31.2005

Labor claims	518,228	493,762	473,821		450,856
Tax claims	969,409	957,724	736,460		731,504
Civil claims	276,318	357,186	180,032	(*)	261,002
Others	17,165	9,513	473		472

Total	1,781,120	1,818,185	1,390,786		1,443,834

(*) Net amount of the contingency provisions – CVM Decision 489/05-R$104.205 mil

Search and apprehension of ICMS tax payments considered to be not due/taxpayer substitution

PETROBRAS was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately R$ 895.795 thousand, up to March 31, 2006, R$ 80.159 thousand had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

PETROBRAS, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

Other restricted deposits into court

In addition to the withdrawals relating to ICMS amounts, the authorities have blocked other amounts due to labor claims in a total R$ 209.940 thousand as of March 31, 2006 (R$ 202.177 in December 31, 2005).

10) INVESTMENTS

a) Investments in shares traded in the stock market

As of March 31, 2006, PETROBRAS investments in companies whose shares are traded on the stock market are shown below:

Companies Controlled Companies	In lots of one thousand shares	Type	Stock Market - R$ per lot of one thousand shares	Market value R$ Thousand

PETROQUISA	10,098,083	COMMON	(*)	2,090,606
PETROQUISA	9,505,390	PREFERRED A	0,207	1,967,901
PEPSA	1,249,717	COMMON	2,467	3,083,594
PESA (**)	229,729	COMMON	5,287	1,214,659

				8,356,760

Associated Companies

BRASKEM	12,111	COMMON	13,35	161,681
BRASKEM	18,522	PREFERRED A	16,12	298,579
COPESUL	23,482	COMMON	30,10	706,809
PQU	8,738	COMMON	14,80	129,324
PQU	8,738	PREFERRED	9,36	81,789

				1,378,182

(*) As the common shares of the subsidiary PETROQUISA traded on the stock market do not have liquidity, the price for preferred shares was used for purposes of determining market values.
(**) These shares do not include PEPSA’s interest.

The market value for these shares does not necessarily reflect the net realizable value of a representative batch of shares.

b) Goodwill/Discount

The discount recorded by PETROBRAS on the acquisition of BR’s shares, in the amount of R$ 62.821 thousand, is being amortized in accordance with the timing defined in the related appraisal report (10 years); the discount recorded by PETROBRAS on the acquisition of the share control of FAFEN Energia (80,20%), in the amount of R$ 15.159 thousand, is being amortized over 25 years, as defined in the related appraisal report.

In purchasing 50% of the shares of TERMORIO, PETROBRAS calculated a discount in the amount of R$ 38.610 thousand that will only be amortized in accordance with CVM Instruction No. 247/96 upon sale of the investment.

In the acquisition of TERMOCEARÁ Ltda., it was calculated a goodwill of R$ 103.810 thousand based on its expected future profits, to be amortized over the period of 10 years.

Movement of goodwill/discount:

	R$ Thousand

	Consolidated	Parent Company

Discount balance at December 31, 2005	426,395	210,036
Amortization of discount	(4,361)	(4,361)

Discount balance	422,034	205,675

Goodwill on the acquisition of Termoceará	(103,810)	(103,810)
Goodwill on the acquisition of other companies	(385,357)

Goodwill/discount balance at March 31, 2006	(67,133)	101,865

In the parent company’s financial statements, the balance of the discounts, in the amount of R$ 205.675 thousand, is recorded as investments and in the consolidated financial statements, the balance of the discounts, in the amount of R$ 422.034 thousand, is recorded as deferred income.

c) Other information

(i) Investments in Ecuador

New Hydrocarbons Law

In April/2006 the “Reform Law” and Hydrocarbon Law” were passed in Ecuador, which established a minimum government interest of 50% of the surplus between the petroleum’s current sale price and the contracted sale price indexed by American inflation rates. Up to the present time, the new law has not been officially published and it is expected that its enforcement will take into account the investments already made by the Companies, as well as giving special treatment to those agreements whose government interest is 50% of the production. The Company has not way to estimate, up to the present date, the impacts of the new law on the agreements for Blocks 18 and 31.

(ii) Investments in Bolivia

New Hydrocarbons Law

The New Hydrocarbons Law No. 3058, effective May 19, 2005 in Bolivia, revoked the former Hydrocarbons Law No. 1689, dated April 30, 1996.

The new law establishes, among other matters, higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

On May 20, 2005, contracts were entered into for association among YPFB (Bolivian state-owned company) and fuel distribution companies to extend the term of Distributors’ operations up until YPFB accumulates sufficient funds to develop this segment all over the national territory.

As of May 1, 2006, Supreme Decree 28.701 shall be in force in Bolivia, through which, the natural hydrocarbon resources shall be nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer the ownership of all hydrocarbon production to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB).

The aforementioned Decree established that those fields whose average certified natural gas production in the year 2005 was greater than 100 million cubic feet per day, such as the fields in San Alberto and San Antonio in which the Company operates, shall distribute the amount of its production according to the following: 82% to the Bolivian government (18% for royalties and participation, 32% for “Direct Tax on Hydrocarbons (IDH)” and 32% through an additional participation for YPFB) and

18% for the Companies to cover operational costs, investment amortization and remuneration.

In addition, a transition period of 180 days has been established in which the Companies that are currently in operation shall enter into new agreement established by YPFB. Those companies that have not entered into agreements at the end of the aforementioned deadline will not be allowed to continue operating in the country.

On the other hand, by this decree the State nationalizes the shares necessary for YPFB to control, with a minimum of 50% plus 1 of Petrobras Bolívia Refinación S.A. (PBR), of which PETROBRAS indirectly holds 100% interest (Petrobras International Braspetro B.V. – 51% e Petrobras Energia S.A. – 49%) and will indicate the YPFB representatives to participate of the PBR management, as to sign new contracts to guarantee the control and management by the Bolivian hydrocarbon authorities. PETROBRAS understands that, to become effective the YPFB designations of the new management, as well as the transfer of the 50% plus 1 shares, a sort of procedures and legal and statutory formalities, in accordance with the Bolivian Constitution and Republic laws, will have to be followed.

In addition, YPFB shall take control of hydrocarbon distribution in the country as of July 1, 2006, maturity date of the agreements with the large private petroleum byproduct distributors and through which Petrobras Bolívia Distribuición has been operating on two blocks in the country.

Up to the present time the Bolivian government has not issued the corresponding regulatory Decrees and the Company continues its normal operations in the same manner has it has until now. However, the impacts and corresponding scope of the aforementioned Decree are being evaluated.

On May 11, 2006 was held in La Paz, a meeting between the Minister of Mines and Energy of Brazil and Bolívia and the Chief Executive Officer of PETROBRAS and YPFB, basically to establish a working plan reflecting the Brazil and Bolivia interests in reconcile their interests.

Damage to oil pipeline in Bolivia caused by heavy rainfall

As a consequence of heavy rainfail in the Cacho region in Bolivia on April 2, 2006, an expanse of the oil pipeline operated by Petrobras Bolívia that carried condensed oil produced in the San Antonio and Margarita fields was damaged, which are operated by another company up to the truck system for moving liquids. The Company estimates losses equal to R$ 34.000 thousand, including ceasing profits and expenditures to repair the area and the assets.

(iii) Investments in Venezuela

Review of operating agreements in Venezuela

In April 2005, the Ministry of Energy and Oil of Venezuela (MEP) requested the company Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating agreements entered into by PDVSA branches with oil companies from 1992 to 1997, among which the contracts entered into with PETROBRAS Energia Venezuela S.A., PESA subsidiary, which regulate exploitation of the areas of Oritupano Leona, La Concepción, Acema and Mata.

On September 29, 2005, Petrobras Energia Venezuela S.A. entered into Transitory Agreements with PDVSA, through which it undertook to negotiate the terms and conditions for converting the operational agreement for the Oritupano Leona, La Concepción, Acema and Mata Areas and also to acknowledge application of the 66.67% limit on the amount paid to the contractors in 2005.

In March/2006, PESA, through its controlled and associated companies in Venezuela, entered into Understanding Memorandums (MDE) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) in order to finalize migration of the operational agreements in mixed-capital companies. The MDEs establish that the interest of private partners in mixed-capital companies at 40%, and the Venezuelan government’s interest at 60%. Thus, PESA’s indirect interest in the Oritupano Leona, La Concepción, Acema and Mata Areas are at 22%, 36%, 34.5% and 34.5%, respectively. Migration of the agreement shall produce economic effects as of April 1, 2006.

Pursuant to the terms of the MDE, CVP shall acknowledge dividable and transferable credits in favor of the private companies with interest in the mixed-capital companies, which shall not be subject to interest and may be used in payment of the acquisition bonus of new areas for development of petroleum exploration and production activities or for a license to development gas exploration and production. Credits attributed to PESA correspond to US$ 88.5 million, equal to R$ 192.257 thousand.

On December 31, 2005, PESA recorded a loss equal to R$ 327.698 thousand in order to adjust the accounting value of its assets in Venezuela to their recoverable value. The memorandums entered into with PDVSA and CVP do not result in alteration in the loss estimates recorded in 2005.

(iv) Investments in Paraguay

On March 31, 2006, PETROBRAS, through its controlled company Petrobras International Braspetro B.V., concluded the purchasing of the business of commercialization and distribution of Shell in Paraguay, related to fuel operations (retail and commercial market). The acquisition includes service stations with convenience stores in all Paraguayan territory; GLP commercialization assets; installations for commercialization of aviation products for the airports in Asunción and Cidade Del Este.

(v) New projects off-shore

.. Petrobras América Inc., company controlled by PETROBRAS based in Houston, Texas, acquired ten block in the American Gulf of Mexico sector in an auction sponsored by Minerals Management Service, an American regulatory agency. The block auctions include four prospects located in ultra-deep waters.

.. On February 3, 2006, the PETROBRAS Administrative Council approved a purchasing and salleing agreement with Astra Oil Trading NV for the acquisition of 50% interest of the refinery Pasadena Refining System Inc. (PRSI), formerly Crown Refinery in Pasadena, Texas, for the approximate amount of US$ 370 million.

The PRSI refinery has a capacity for 100.000 bbl/day and is currently undergoing a moderization process in order to comply with the new environmental standards established by the Environmental Protection Agency (EPA) for gasoline.

With PETROBRAS entering as a partner in the enterprise, the refinery will be modified in order to process approximately 70.000 bbl/day of heavy oil and other batches, including production in the Marlim field. The refinery’s operational modernization process should be completed in four years and all of the by-products to be produced will comply with the highest standards of quality adopted in the United States.

.. PETROBRAS acquired two of the three blocks offered in the bidding process by the state-owned Company Turkýye Petollerý Anonýn Ortaklidi (TPAO) in Turkey, to explore and produce in deep waters in the Black Sea.

.. The government of Equatorial Guinea in Western Africa approved PETROBRAS’ acquisition of 50% interest in the shared-control agreement for production in Block L located in deep waters in the Rio Muni bay.

.. Petrobras Energia S.A. – PESA, a company indirectly controlled by PETROBRAS, entered into an agreement together with the companies Energia Argentina S.A. – ENARSA, YPF S.A. and Petrouruguay S.A. in order to establish a consortium that will have the objective of exploring, developing, exporting and commercializing hydrocarbons in two offshore areas located on the Argentine continental shelf at approximately 250 km west of the city of Mar del Plata in the province of Buenos Aires. PESA will have a 25% interest in the consortium and the companies ENARSA, YPF and Petrouruguay will have 35%, 35% and 5%, respectively.

(vi) Option to increase PETROQUISA interests in the BRASKEM capital

On March 31, 2006, PETROBRAS, PETROQUISA and BRASKEM announced the conclusion of evaluation process in order to exercise the PETROQUISA option to increase its participation in BRASKEM, from 10% of the voting shares to 30%. This option was not exercised, due to the fact that was not possible to achieve a final solution related to the terms and conditions necessary to generate added value for all of the BRASKEM stockholders.

11) Property, plant and equipment

a) By operating segment

Consolidated

	R$ Thousand

	03.31.2006			12.31.2005

		Accumulated
	Cost	depreciation	Net	Net

Exploration and production	95,456,485	(38,461,652)	56,994,833	56,572,226
Supply	31,612,388	(13,343,672)	18,268,716	17,488,399
Distribution	4,048,098	(1,510,436)	2,537,662	2,459,985
Gas and energy	16,411,535	(2,789,560)	13,621,975	13,652,570
International	21,784,129	(9,454,526)	12,329,603	13,266,198
Corporate	3,264,914	(907,777)	2,357,137	1,989,976

	172,577,549	(66,467,623)	106,109,926	105,429,354

Parent Company

	R$ Thousand

	03.31.2006			12.31.2005

		Accumulated
	Cost	depreciation	Net	Net

Exploration and production	68,602,944	(32,709,418)	35,893,526	33,653,496
Supply	25,803,438	(12,253,125)	13,550,313	13,012,992
Gas and energy	2,463,712	(400,868)	2,062,844	2,111,766
International	27,470	(12,895)	14,575	13,381
Corporate	3,244,245	(903,096)	2,341,149	1,980,430

	100,141,809	(46,279,402)	53,862,407	50,772,065

b) By type of asset

Consolidated

		R$ Thousand

		03.31.2006			12.31.2005

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and lease hold improvements	25 to 40
		5,547,336	(2,374,631)	3,172,705	2,158,623
Equipment and other assets	3 to 30	76,389,982	(36,557,799)	39,832,183	42,604,505
Rights and concessions		3,280,879	(545,645)	2,735,234	2,705,967
Land		691,911		691,911	678,955
Materials		2,323,149	(10,109)	2,313,040	1,944,886
Advances to suppliers		1,249,765		1,249,765	1,661,753
Expansion projects		26,633,839		26,633,839	24,848,858
Oil and gas exploration and production development costs (E&P)

		56,460,688	(26,979,439)	29,481,249	28,825,807

		172,577,549	(66,467,623)	106,109,926	105,429,354

Parent Company

		R$ Thousand

		03.31.2006			12.31.2005

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and lease hold improvements	25 to 40
		2,580,148	(1,380,238)	1,199,910	893,138
Equipment and other assets	4 to 20	34,394,647	(23,025,781)	11,368,866	11,282,976
Rights and concessions		3,065,844	(463,821)	2,602,023	2,584,531
Land		283,260		283,260	283,115
Materials		2,168,470		2,168,470	1,820,767
Advances to suppliers		298,212		298,212	318,763
Expansion projects		13,955,305		13,955,305	12,761,597
Oil and gas exploration and production development costs (E&P)

		43,395,923	(21,409,562)	21,986,361	20,827,178
		100,141,809	(46,279,402)	53,862,407	50,772,065

Depreciation of equipment and installations related to oil and gas production is based on the volume of monthly production in relation to the proven developed reserves of each production field. Assets whose estimated useful lives are shorter than the related field are depreciated on a straight-line basis. Depreciation of other equipment and assets not related to the production of oil and gas is based on their estimated useful lives.

c) Oil and gas exploration and development costs

	R$ Thousand

	Consolidated		Parent Company

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Capitalized costs	56,460,688	55,657,905	43,395,923	41,845,515
Accumulated depreciation	(26,813,854)	(26,700,662)	(21,298,008)	(20,934,244)
Amortization of/provision for
abandonment costs	(165,585)	(131,436)	(120,554)	(84,093)

Net investment	29,481,249	28,825,807	21,986,361	20,827,178

The expenditures on exploration and development of oil and gas production are recorded on the basis of the successful efforts method. Under this method the development costs for all the production wells and the successful exploration wells linked to economically viable reserves are capitalized, while the costs of geological and geophysical work are to be considered as expenses for the period in which they were incurred and the costs of dry exploration wells and those related to uncommercial reserves are to be recorded in results when they are identified as such.

The capitalized costs and related assets are reviewed annually, on a field-to-field basis, to identify potential losses in recovery, based on the estimated future cash flow.

The capitalized costs are depreciated using the units produced method in related to proven and developed reserves. These reserves are estimated by Company geologists and petroleum engineers according to international standards and reviewed annually or when there are indications of significant alterations.

The future obligation to abandon wells and dismantle the production area, at present value less a risk-free rate is fully booked at the commencement of production, as part of the costs of the related assets (property and equipment), with a contrary entry in the form of a provision recorded under liability that will support such expenditures.

The expense on the interest incurred on the provision for the obligation, in the amount of R$ 73.130 thousand for the three-month period from January through March of 2006, is classified as an operating expense – exploratory costs for the extraction of crude oil and gas (item 3.06.05.03 of the statement of income – ITR – Parent Company).

d) Depreciation

The depreciation expenses from January through March 2006 and 2005 are as follows:

	R$ Thousand

	Consolidated		Parent Company

	Jan-Mar/06	Jan-Mar/05	Jan-Mar/06	Jan-Mar/05

Portion absorbed in costing:
Of assets	1,156,389	814,848	378,636	356,781
Of exploration and production costs	568,569	377,017	360,927	377,013
Of capitalization of/provision for
well abandonment	38,578	17,441	36,634	17,431

	1,763,536	1,209,306	776,197	751,225
Portion recorded directly
in income	277,309	258,786	147,462	133,292

	2,040,845	1,468,092	923,659	884,517

e) Leasing of platforms and ships

As of March 31, 2006 and December 31, 2005, direct and indirect subsidiaries had leasing contracts for offshore platforms and ships chartered to PETROBRAS, and the commitment assumed by the parent company is equivalent to the amount of the contracts. PETROBRAS also had leasing contracts with third parties for other offshore platforms.

The balances of property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if recorded as assets purchased under capital leases, are as follows:

	R$ Thousand

	Current		Non current

	03.31.06	12.31.05	03.31.06	12.31.05

Property, plant and equipment, net of depreciation,	1,605,054	1,687,119	275,232	290,982

Financing
Short-term	554,140	613,396	68,146	79,540
Long-term	2,403,032	2,686,594	380,705	422,532

	2,957,172	3,299,990	448,851	502,072

Expenditures on platform charters incurred in periods prior to the operational start-up are recorded by PETROBRAS as prepaid expenses and totaled R$ 1.127.490 thousand at March 31, 2006 (R$ 1.185.714 thousand on December 31, 2005), being R$ 892.776 thousand recorded as non current assets (R$ 949.347 thousand on December 31, 2005).

(f) Lawsuit in the United States

On July 25, 2002, BRASOIL and PETROBRAS won a lawsuit filed with an American Court by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain since 1997, a legal judgment in the United States to exempt them from the obligation to indemnify BRASOIL for the construction (“performance bond”) of platforms P-19 and P-31, and from PETROBRAS, the refund of any amounts that they might be ordered to pay in the “performance bond” proceeding. A court decision by the first level of the Federal Court of the South District of New York recognized the right of BRASOIL and PETROBRAS to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective payment, relating to the “performance bond” in a total US$ 370 million.

The insurance companies have filed appeals against the decision with the United States Court of Appeals for the Second Circuit. A decision was handed down on May 20,

2004, when the Court partly maintained the verdict, confirming the insurance companies liability to pay the performance bonds and exempting the insurance companies from the obligation to pay liquidated damages, attorney’s fees and expenses, reducing the indemnity by BRASOIL and PETROBRAS to approximately US$ 245 million.

The insurance companies appealed against this decision to the full court, which rejected the appeal, thus confirming the unfavorable verdict as mentioned. The parties involved (Insurance companies and BRASOIL) have adopted procedures with a view to actually settling BRASOIL’s credit. There is no predictable date for the judgment of this process.

g) Other judicial actions

• BRASOIL participates in several contracts relating to the conversion and acquisition of P-36 Platform, which suffered a total loss in 2001 accident. Under these contracts, BRASOIL has committed to depositing any insurance reimbursement, in case of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claim part of these payments is currently in progress in a London Court, since BRASOIL and PETROBRAS understand to be entitled to such amounts in accordance with the distribution mechanism established in the contract.

In April 2003, BRASOIL provided the Court with a bank guarantee obtained from a financial institution for the payment of insurance indemnity to the Security Agent. In order to facilitate the issue of the bank guarantee, BRASOIL provided the financial institution with counter-guarantees in the amount of US$ 175 million. Pursuant to the verdict handed down by the foreign Court on December 15, 2005, the following payment was made for the bank guarantee on April 30, 2004 amounting to US$ 171 million. On January 4, 2006, the guarantee provider confirmed that the same was cancelled.

The trial has been divided into two stages. The first stage was initiated in October 2003 with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (a) neither PETROBRAS nor BRASOIL have been considered to have defaulted their obligations; (b) PETROMEC and MARITIMA are subject to reimbursing BRASOIL for approximately US$ 58 million plus interest; and (c) PETROMEC and MARITIMA are not liable for delays or unfinished work.

On July 15, 2005 a verdict was handed down determining that the insurance indemnification belongs to BRASOIL, except the amount of US$ 629 thousand plus interest that should be paid to the other parties in the litigation, as well as an additional amount of US$ 1,500 thousand that should be held on deposit until the result of certain pending matters.

Following the trial in February 2004, PETROMEC amended the legal suit claiming the amount of US$ 131 million in additional costs for upgrading procedures, or alternatively for damages for perjury, with no claimed amount being determined. The final outcome is therefore uncertain.

• Pursuant to the construction and conversion of vessels into “FPSO - Floating Production, Storage and Offloading” and “FSO - Floating, Storage and Offloading”, considering the contractual default of the constructors, by March 31, 2006, BRASOIL contributed financial resources in the amount of R$ 601 million, equivalent to R$ 1.306.852 thousand (R$ 1.403.154 thousand on December 31, 2005) on behalf of the constructors directly to the suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequent losses to BRASOIL.

Based on the opinion of BRASOIL’s legal advisers, these expenses can be reimbursed, since they represent a right of BRASOIL with respect to the constructors, for which reason judicial action was filed with international courts to obtain financial reimbursement. However, as a result of the litigious nature of the assets and the uncertainties as regards the probability of receiving all the amounts disbursed, the company conservatively recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of US$ 529 million, equivalent to R$ 1.150.349 thousand at March 31, 2006 (R$ 1.234.525 thousand on December 31, 2005).

12) Loans and Financing

Consolidated

	R$ Thousand

	Current		Non current

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Foreign
Financial institutions	5,558,724	5,228,367	10,102,930	10,363,546
Global notes and Global step-up notes	2,598,574	1,012,479	11,311,235	15,340,322
Structured finance of exports
Suppliers	84,993	103,002	221,676	28,527
Trust certificates – Senior/Junior	147,831	976,956	1,114,973	1,239,214
Other	75,796	72,523	1,431,891	1,525,834

Subtotal	8,465,918	7,393,327	24,182,705	28,497,443

Local
National Bank for Economic and Social
Development - BNDES	1,595,688	1,611,568	2,147,264	2,004,273
Debentures	607,118	563,535	3,089,318	3,156,688
FINAME – Financing for the construction
of Bolívia-Brasil gas pipeline	101,564	98,157	490,816	528,840
Other	74,449	836,411	770,324	252,245

Subtotal	2,378,819	3,109,671	6,497,722	5,942,046

Total	10,844,737	10,502,998	30,680,427	34,439,489

Interest on financing	(1,074,322)	(1,913,369)

Principal	9,770,415	8,589,629
Current portion of long-term debt	(5,302,870)	(4,824,194)

Total short-term debt	4,467,545	3,765,435

Parent Company

	R$ Thousand

	Current		Non current

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Foreign
Financial institutions	666,277	778,554	2,269,901	2,659,830
Bearer bonds (Notes)	577,625	601,572	353,516	371,831

Subtotal	1,243,902	1,380,126	2,623,417	3,031,661

Local
Debentures	205,835	161,116	2,730,073	2,743,606
FINAME – Financing for the construction of
Bolívia-Brasil gas pipeline	101,564	98,157	490,816	528,840
Other	22,365	16,322	99,565	104,765

Subtotal	329,764	275,595	3,320,454	3,377,211

Total	1,573,666	1,655,721	5,943,871	6,408,872

Interest on financing	(211,265)	(156,709)

Principal	1,362,401	1,499,012
Current portion of long-term debt	(1,362,401)	(1,499,012)

Total short-term debt	-	-

(a) Long-term debt maturity dates

	R$ Thousand

	03.31.2006

		Parent
	Consolidated	Company

2007	4,289,928	883,225
2008	4,912,107	722,703
2009	3,332,441	528,057
2010	4,618,502	1,531,124
2011 and thereafter	13,527,449	2,278,762

	30,680,427	5,943,871

(b) Long-term debt interest rates

	R$ Thousand

	Consolidated		Parent Company

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Foreign
Up to 6%	9,690,721	9,939,475	1,856,420	2,263,927
From 6 to 8%	5,032,170	6,204,469	766,996	759,410
From 8 to 10%	8,043,955	10,645,329		8,324
From 10 to 12%	106,293	1,708,170
Other	1,309,566

	24,182,705	28,497,443	2,623,416	3,031,661

Local
Up to 6%	1,367,294	1,520,302	99,565	104,764
From 6 to 8%	1,112,179	667,198	490,816	528,840
From 8 to 10%	534,080	561,254	526,317	555,313
From 10 to 12%	2,536,461	3,193,292	2,203,757	2,188,294
Other	947,708

	6,497,722	5,942,046	3,320,455	3,377,211

	30,680,427	34,439,489	5,943,871	6,408,872

c) Long-term balances per currency

	R$ Thousand

	Consolidated		Parent Company

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

U,S, dollar	23,951,516	28,127,183	2,052,094	2,377,944
Japanese yen	692,638	783,715	692,638	783,715
Euro	524,750	564,437	369,501	398,843
Real	5,496,642	4,939,054	2,829,638	2,848,370
Other	14,881	25,100	-	-

	30,680,427	34,439,489	5,943,871	6,408,872

The estimated fair amount for the Parent Company and Consolidated’s long-term loans on March 31, 2006, were approximately R$ 6.024.844 thousand and R$ 30.513.523 thousand, calculated at the market rates in force, taking into account the nature, deadline and risks similar to those in the registered contracts and may be compared to the accounting amount of R$ 5.943.871 thousand and R$ 30.680.427 thousand.

The hedge contracted in connection with Notes issued abroad in foreign currency are disclosed in Note 22.

d) Structured finance of exports

PETROBRAS and PETROBRAS FINANCE LTD. have contracts ("Master Export Contract" and "Prepayment Agreement") between themselves and with a special purpose entity not related with PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PETROBRAS FINANCE LTD. by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

As stipulated in the contracts, PETROBRAS FINANCE LTD. assigned the rights to future receivables in the amount of US$ 1.8 million (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PETROBRAS FINANCE LTD. the following securities, also in the amount of US$ 1.8 million:

  US$ 1.5 million in Senior Trust Certificates, which were negotiated by PETROBRAS FINANCE LTD. on the international market at face value, and the amount, was transferred to PETROBRAS as prepayment for exports to be made to PETROBRAS FINANCE LTD., according to the Prepayment Agreement.

  US$ 300 million in Junior Trust Certificates, which are held in the portfolio of PETROBRAS FINANCE LTD. If PF Export incurs any losses on the receipt of the exports, transferred by PETROBRAS FINANCE LTD., these losses will be compensated by the securities linked to export prepayments. In May 2004, a contractual amendment was made to allow the presentation of the securities linked to the export prepayment, offsetting the debt balance (Junior Trust Certificates) in the balance sheet.

As of March 31, 2006, the balance of export prepayments, including amortization for the period, totaled R$ 1.482.909 thousand (R$ 2.216.170 thousand in December 2005), which R$ 1.114.973 thousand classified as long-term liabilities (R$ 1.239.214 thousand in December 2005), and R$ 367.936 thousand in the current liabilities (R$ 976.956 thousand in December 2005).

The assignment of rights to future export receivables represents a liability of PETROBRAS FINANCE LTD., which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

On March 1, 2006, PETROBRAS antecipated the payment of US$ 232 million (equivalent to R$ 494.909 thousand) related to the advance received from PETROBRAS FINANCE LTD. – PFL for export prepayment. This anticipated payment allowed PETROBRAS FINANCE LTD. – PFL to make payment on March 1, 2006 on the Notes with floating rates on series A1 and B for the Senior Trust Certificates issued by PF Export, that would mature in 2010 and 2011, respectively.

e) Financing of P-51 Platform

On December 5, 2005, PETROBRAS NETHERLANDS B.V. - PNBV, a wholly-owned subsidiary of PETROBRAS, entered into a financing agreement with BNDES, in the amount of US$ 402 million (equivalent to R$ 941 million), for the national share of the P-51 semi-submersible platform that is being built in Brazil.

Financing will be amortized over 10 years once construction of the platform has been concluded, which is expected to occur in the last quarter of 2007.

The platform is being built in accordance with an engineering, procurement and construction agreement entered into with the Fels Setal/Technip consortium, an agreement for the construction and assembly of gas compression modules, entered into with Nuovo Pignone, and an agreement for the construction and assembly of turbo-generators, entered into with Rolls Royce, totaling approximately US$ 810 million (R$ 1.896.000) . P-51 will be one of PETROBRAS’ platforms having the largest processing capacity in the Marlim Sul field, located in the Campos Basin, expected to commence operations in 2008.

Althoug the funding for P-51 construction is mainly provided by BNDES financing, there is other credit lines to finance foreign equipments for the plataform that are granted by BNP Paribas, and assured by Nordic Investment Bank and by Credit Agencies that support European Exports.

f) Other information

The loans and financing are principally intended to fund purchases of raw materials, development of oil and gas production projects, construction of vessels and pipelines and the expansion of industrial plants.

The debentures issued through BNDES - National Bank for Economic and Social Development, for the pre-acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day (“TCO - Transportation Capacity Option”), totaled R$ 430.000 thousand (43.000 notes with par value of R$ 10) maturing February 15, 2015. GASPETRO, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by TBG and held by GASPETRO, in respect of these debentures.

PETROBRAS is not required to provide guarantees to foreign financial institutions. Financing obtained from the BNDES - National Bank for Economic and Social Development - is secured by the assets being financed (carbon steel tubes for the Bolivia-Brazil pipeline and vessels).

Respective to the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, PETROBRAS, PETROQUISA and Banco do Brasil S.A., whereby TBG undertakes to tie the National Treasury order to its revenues until the liquidation of the obligations guaranteed by the Federal Government.

13) FINANCIAL INCOME (EXPENSES), NET

Financial charges and net monetary and exchange variation, allocated to income in the period from January to March of 2006 and 2005, are as follows:

	R$ Thousand

	Consolidated		Parent Company

	JAN-MAR/2006	JAN-MAR/2005	JAN-MAR/2006	JAN-MAR/2005

Financial expenses
Loans and financing	(799,044)	(860,060)	(150,726)	(177,135)
Suppliers	(10,347)	(11,350)	(301,475)	(396,819)
Capitalized interest	-	6,212	-	6,212
Hedge Invoicing	-	(148,209)	-	-
Other	(274,894)	(338,435)	(36,298)	(11,497)

	(1,084,285)	(1,351,842)	(488,499)	(579,239)

Financial income
Short-term investments	(10,668)	36,117	(243,834)	(116,347)
Subsidiaries and affiliated
companies
	-	-	396,269	549,705
Advances to suppliers	15,419	20,154	15,419	20,154
Advances for migration costs -
Pension Plan	21,682	17,994	21,682	17,994
Other	344,147	148,156	112,543	1,647

	370,580	222,421	302,079	473,153

Net monetary and exchange
variation	269,835	87,852	(492,859)	(34,113)

	(443,870)	(1,042,168)	(679,279)	(140,199)

14) OTHER OPERATING INCOME (EXPENSES)

	R$ Thousand

	Consolidated		Parent Company

	31.03.2006	31.03.2005	31.03.2006	31.03.2005

Incomes with Rents	15,450	13,618	8,807	(122,837)
Institutional relations and cultural projects	(204,755)	(176,646)	(190,673)	(162,371)
Gains (losses) on thermoelectric business	(195,512)	(167,000)	(104,067)	(304,946)
Contractual losses on transportation services (Ship
or Pay)	(30,118)	(37,903)	(101,396)	(43,222)
Unscheduled stoppages - plant and equipment	(33,928)	(71,251)	(34,092)	(64,551)
Losses and contingencies - legal cases	(30,765)	(374,808)	(27,753)	(335,508)
Gains (losses) on derivative financial instrument
transactions	26,920	84,510	26,920	83,777

Others	23,559	(230,242)	(62,041)	(127,532)

	(429,149)	(959,722)	(484,295)	(1,077,190)

15) TAXES, CONTRIBUTIONS AND PARTICIPATIONS

a) Recoverable Taxes

	R$ Thousand

	Consolidated		Parent Company

Current assets	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Local:
ICMS recoverable	2,883,662	2,776,973	2,304,618	2,271,072
PASEP/COFINS recoverable	433,851	377,468	201,330	201,551
CIDE recoverable	36,933	34,792	36,933	34,792
Income tax recoverable	898,046	762,532	133,767	119,638
Social contribution recoverable	213,702	156,349	11,244	11,244
Income Tax and Social contribution deferred	772,297	1,311,396	512,416	1,134,827
Other recoverable taxes	313,134	297,216	267,633	264,051

	5,551,625	5,716,726	3,467,941	4,037,175

Foreign:
Tax on value added – IVA	177,271	406,318
Presumed income tax	114,202	283,483
Other recoverable taxes	316,632	144,470

	608,105	834,271

	6,159,730	6,550,997	3,467,941	4,037,175

b) Taxes, contributions and participations

	R$ Thousand

	Consolidated		Parent Company

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Current liabilities
ICMS - Value Added Tax on Sales and Services	2,420,505	2,509,352	2,208,551	2,296,543
COFINS - Tax for Social Security Financing	493,919	254,968	322,185	118,554
CIDE- Contribution on Intervention in Economic
Domains	598,509	577,742	598,044	530,882
PASEP- Public Service Employee Savings	96,776	43,415	57,849	13,598
Special participation program/royalties	2,632,230	2,507,795	2,598,493	2,476,946
Income tax and social contribution retentions	321,767	592,386	316,076	588,968
Income tax and social contribution current	2,238,001	1,011,556	1,536,487	234,395
Income tax and social contribution deferred	1,139,222	1,046,862	951,814	902,225
Other taxes	394,958	387,265	126,405	130,397

	10,335,887	8,931,341	8,715,904	7,292,508

c) Taxes and social contributions deferred – long term

	R$ thousand

	Consolidated		Parent Company

	03,31,2006	12,31,2005	03,31,2006	12,31,2005

Asset – realized on long term
Income tax and social contribution deferred	2,729,161	2,617,516	1,231,319	1,102,845
ICMS deferred	1,281,421	1,477,460	1,130,940	1,230,796
Other	354,763	242,385

	4,365,345	4,337,361	2,362,259	2,333,641

Liabilities – Exigível a longo prazo
Income tax and social contribution deferred	8,178,052	8,461,721	6,596,585	6,270,290

d) Deferred income tax and social contribution

The grounds and expectations for realization of the deferred tax assets and liabilities are presented as follows:

Deferred income tax and social contribution assets

	R$ Thousand

	03.31.2006

Nature	Consolidated	Parent Company	Basis for realization

Provisions for contingencies and uncollectible accounts	484,462	211,417	By realization of losses in view of the outcome of legal suits and overdue credits,

Provision for profit sharing	312,052	274,690	By payment,

PETROS - Pension plan (Sponsor’s installment)	979,305	951,761	By payment of the contributions,

Tax losses	357,612		Future taxable income,

Unrealized profits	823,203		By profit realization

Temporary between depreciation criteria	140,524	140,524	Realization in the duration of linear depreciation

Other	518,502	165,343

Total	3,615,660	1,743,735

Long-term	2,729,161	1,231,319

Current	886,499	512,416

Deferred income tax and social contribution liabilities

	R$ Thousand

	03.31.2006

Nature	Consolidated	Parent Company	Basis for realization

Cost of prospecting and drilling activities for oil extraction (net of depreciation)	7,289,324	7,289,324	Depreciation based on the unit-of production method in relation to the proven developed reserves on the oil fields,

Curve for amortization of property, plant and equipment	789,848	-	Amortization/depreciation difference between accounting and tax criteria

Income tax and social contribution - foreign operations	264,822	219,483	Through occurrence of triggering events that generate income,

Special accelerated depreciation	36,766	36,766	By means of depreciation according to the asset’s useful life or disposal,

Investments in subsidiary and affiliated companies			Through occurrence of triggering events that generate income,
	186,867	-

Other	749,647	2,826

Total	9,317,274	7,548,399

Long-term	8,178,052	6,596,585

Current	1,139,222	951,814

Realization of deferred income tax and CSLL

At the parent company, realization of deferred tax credits amounting to R$ 1.743.735 thousand does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability.
Based on forecasts, the management of subsidiaries expects to offset the consolidated credit amounts in excess of the balance recorded by the parent company where applicable within a 10-year period.

	R$ Thousand

	Realization expectation

	Consolidated		Parent Company

	Deferred income tax and social contribution assets	Deferred income tax and social contribution liabilities	Deferred income tax and social contribution assets	Deferred income tax and social contribution liabilities

2006	950,536	1,139,629	512,416	951,814
2007	629,362	1,495,389	224,789	952,465
2008	215,680	1,086,189	131,761	951,543
2009	205,779	1,048,311	109,819	951,543
2010	463,760	1,042,518	335,784	951,500
2011	163,644	1,024,272	109,819	950,969
2012 and thereafter	986,899	2,480,966	319,347	1,838,565

Amount accounted for	3,615,660	9,317,274	1,743,735	7,548,399
Amount not accounted for	1,194,155	-	189,876	-
Total	4,809,815	9,317,274	1,933,611	7,548,399

As of March 31, 2005, TBG, a subsidiary of GASPETRO, had accumulated income tax losses carry forwards amounting to R$ 266.338 thousand (R$ 391.506 thousand in December 31, 2005), which may be offset against taxes up to a limit of 30% of annual taxable income, based on Law No. 9.249/95, which, in the opinion of TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project. However, considering the accounting for deferred tax assets in accordance with CVM Instruction No. 371 insofar as it relates to the determination of taxable income in three of the past five financial years and the long term estimate for utilization, these credits are not recorded in the consolidated financial statements for March 31, 2006. The accounting recognition of these credits will be reviewed annually.

The subsidiary Petrobras Energia Participações S.A. has tax credits arising from accumulated tax losses amounting to approximately R$ 737.773 thousand, which were not recorded in asset accounts. In accordance with specific legislation in Argentina, these credits may be offset against future taxes payable limited to R$ 709.938 thousand until 2007, and to R$ 27.835 thousand as from 2011.

e) The reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with statutory rates and the related amounts recorded in January to march 2006 and 2005 is summarized below:

Consolidated

	R$ Thousand

	JAN-MAR/2006	JAN-MAR/2005

Income before taxes and Employee’s participation
	11,046,951	7,812,234

Income tax and social contribution at nominal rates (34%)	(3,755,962)	(2,656,160)
Adjustments to determine effective rate:
• Permanent additions, net	(167,417)	(182,886)
• Equity pickup	(127,475)	32,181
• Goodwill/discount amortization	5,371	(13,404)
• Credits reversion above ten years	(37,192)	-
• Tax incentives	5,395	5,490
• Adjustments IRPJ and CSLL for prior periods	247,462	-
• Other	(38,070)	7,279

Provision for income tax and social contribution	(3,867,887)	(2,807,500)

Deferred income tax and social contribution	(774,629)	(535,530)
Current income tax and social contribution	(3,093,258)	(2,271,970)

	(3,867,887)	(2,807,500)

Parent Company

	R$ Thousand

	JAN-MAR/2006	JAN-MAR/2005

Income before social contributions and income tax	10,267,978	7,493,215

Income tax and social contribution at nominal rates (34%)	(3,491,113)	(2,547,693)
Adjustments to determine effective rate:
• Permanent additions, net	(181,045)	(143,383)
• Equity pickup	115,266	324,846
• Goodwill/discount amortization	1,483	(13,404)
• Credits reversion above ten years	(37,192)	(11,735)
• Tax incentives	5,385	5,475
• Adjustments IRPJ and CSLL for prior periods	247,462	-
• Foreign profit	(14,459)	-

Provision for income tax and social Contribution
	(3,354,213)	(2,385,894)

Deferred income tax and social contribution	(726,519)	(538,132)
Current income tax and social contribution	(2,627,694)	(1,847,762)

	(3,354,213)	(2,385,894)

16) EMPLOYEE BENEFITS

(a) Pension Plan - Fundação Petrobras de Seguridade Social - PETROS

Fundação Petrobras de Seguridade Social - PETROS and the current benefits plan (PETROS Plan)

Fundação PETROBRAS de Seguridade Social - PETROS, was constituted by PETROBRAS, is an entity of private right, non-profitable, administrative and financially autonomous, which, as a closed entity of supplementary security, has as its main objects:

(i) to Institute, administrate and perform benefit plans for the companies or entities that may execute adhesion commitments;

(ii) to render administration and performance services relating to the benefit plans of security nature; and

(iii) to promote the social well being of its participants, specially in which relates to security.

The PETROS plan is a defined-benefit pension plan and was introduced by PETROBRAS in July of 1970 to ensure members a supplement to the benefits provided by Social Security. In 2001, subsequent to a process of separating participant groups, the PETROS Plan was transformed into several distinct defined benefit plans.

As of March 31, 2006, the following sponsor companies formed part of the Petrobras System PETROS plan: Petróleo Brasileiro S.A. - PETROBRAS, the subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - PETROQUISA, and Alberto Pasqualini - REFAP S.A, a subsidiary of Downstream Participações Ltda.

PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12,93% of the salaries of employees participants in the plan and contributions from employees and retirees, as well as the income from the investment of these contributions.

The actuarial commitments with respect to the pension and retirement plan benefits, and those related to the post-employment lifetime health coverage plan are provided for in the Company’s balance sheet based on calculations prepared by independent actuaries. Their calculations are based on the projected unit of credit method, net of the assets guaranteeing the plan, with the obligation increasing from year to year, in a manner that is proportional to the length of service of the employees during their working period. The assets guaranteeing the pension plan are shown as reducers of the net actuarial liability.

The method of the projected credit unit considers each service period as a fact generator of an additional benefit unit, accumulated for the count of the final obligation. Additionally, other actuary premises are used, such as estimate of costs related to medical expenses, biometric and economic hypothesis and, also, historical data on expenses incurred and on employees contributions.

Actuary gains and losses arising from the difference between actuary premises and the effective occurrence are, respectively, included and excluded when determining the net actuary liabilities. Such gains and losses are amortized along the remaining average working period of the active employees.

Evaluation of the PETROS costing plan is performed by independent actuaries based on a capitalization system on a general basis.

Any deficit determined in the defined-benefit plan in accordance with the actuarial costing method currently adopted by PETROS must be equally shared between the sponsor and the participants, as established in Constitutional Amendment No. 20.

As of March 31, 2006, the balance of advances for the pension plan recorded by PETROBRAS amounted to R$ 1.241.384 thousand (R$ 1.205.358 thousand in December 31, 2005).

New Benefits plan

In the year 2001, a mixed pension plan called PETROBRAS VIDA was created, intended for current and new employees. However, the process for participants and beneficiaries of the previous plan (Plano PETROS) to sign on to the new plan was suspended, due to a restraining order issued by a court pursuant to a suit for preliminary injunction filed by employee unions and subsequent court developments. A court order rendered in the year 2004 granted the injunction and annulled the act of the Supplementary Pension Secretariat of the Social Security Ministry approving the new plan, declaring invalid any alterations made in the PETROS plan based on such approval, under appeal at the second court level.

The PETROS Plan does not accept new employees of PETROBRAS. PETROBRAS took out a group life insurance policy to cover all employees beginning employment with the Company subsequent to the closure of the PETROS plan, this policy will remain in effect until a new private pension scheme is implemented.

In 2003, PETROBRAS formed a task force with representatives of the National Union of Oil Workers (FUP), in order to technically evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated schemes for the settlement of actuarial deficits.

On April 19, 2006, PETROBRAS, in order to achieve an agreement of its Supplementary Pension Plan, presented to employee participants and retirees, a proposal to bring equilibrium to the actual Petros plan and the implementation of a new Plan, which will be subject to the approval of the Board of Directors.

The conditions to implement and operate the proposal presented by the Executive Directors of the Company are the following:

1) Agreement with Workers Union to liquidate and extinguish the items presented in the law suits, specially at the Public Civil Action lodged by FUP and Oil Unions related to Petrobras supplementary pension plan. Requests related to those items would be accomplished by the calculation of its actuarial value and payment by Petrobras, during 20 years, as far as the liquidity conditions of the plan are followed.

2) Revision of Petros plan costing method, according to the legal criteria of contribution parity, in order to make the sponsors and the participants employees and retirees contributions equivalent.

3) Negotiation of financial incentive to the participants employees and retirees, pledged by the Workers Union, to reward them for the benefits adjustments mentioned at the renegotiation of the actual plan.

The obligatory conditions to implement and operate the actions and commitments proposed by Petrobras are the following:

a) Implementation of the new plan PETROS-2 following the variable contribution model;

b) Participants commitment, seeking the completion among employees and retirees, to:

b.1) Revision of the criteria to adjust the benefits, pensions and retirements of Plano Petros;

b.2) Extinguishment and liquidation of the law suits on items under consensus agreements.

The adherence of the employees to the new plan will not generate the transference of the assets that guarantee the old pension plan to the new one., Once the employees adhere to the Plano Petros 2 will have guarantees of an Optional Proportional Benefit – BPO, that will be calculated considering the incurred period and the estimated total period to accomplish the eligible conditions of Petro’s actual pension plan.

New Supplementary pension plan was formulated according to the Variable Contribution model – CV. In this model, the resources are capitalized through particular accounts, retirement is established according to the account balances, besides the assurance for pension plan risks (handicapped and death during the contribution life) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas regime for undetermined term.

This proposal intends to strengthen the Company’s Supplementary Pension Plan Model and present to and be approved by the Company Board of Directors and the regulatory departments, after the negotiation process and the communication to the employees.

In order to keep this Model attractive, self-sustaining and a powerful instrument to manage the employees related to Petrobras System, it is essential to propose the modification of it.

According to the actual negotiation phase, it is not possible to determine if there will be any relevant changes at the actuarial commitments and at Petrobras’ income statements. As soon as the proposal is defined, the impacts will be measured, recorded at the accounting registers and notified to the Market.

The new plan called “PETRO-2” presents actuarial and financial risks, as a result, according to CVM Resolution No. 371, the obligation value must be calculated by an independent actuarial and recognized in the sponsors’ financial statements.

The impacts of adherence and the cost of benefits provided for by the new plan will be evaluated based on the concepts established in CVM Resolution No. 371/00 and will only be determined and provided for when implemented.

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5,32% of the payroll of the members and is equal to the contributions made by the participants.

PETROBRAS ENERGIA PARTICIPAÇÕES S.A.

Defined contribution plan

On November, 2005, the Board of Directors of Petrobras Energia S.A. – PESA, indirect controlled by PETROBRAS, approved the implementation of a defined contributions voluntary adhesion plan for the employees of the Company. By this plan, PESA shall effect aportes to a trust to be constitute. Such aportes shall be effected in amounts equivalent to the contributions of the employees to participate in a common investment fund or in an Administrator of Retirement and Pension Funds (AFJP) in accordance with the definite contribution plan for each salary level. The employees participating in the fund shall be able to effect voluntary aportes in excess of those established by the contribution plan without however, being corresponded by the Company. The employees who adhere to the plan at the initial moment, may opt, for one only time, to effect aportes retroactively to January 1st, 2004 or the date of admission to the Company, whichever is closer.

Complementary to the validity of the Plant, PESA shall implement a benefit policy for all the employees, through which, at the time of retirement, it shall give one month salary per year of service for the Company, as per a progressive schedule, in accordance with the number of years of existence of the complementary pension plan for the employees.

PESA, an indirect subsidiary of PETROBRAS, sponsored a defined contribution plan applicable to all of its employees with salaries above a specified level. Through this plan, PESA provided additional funds at amounts equivalent to contributions made by employees that were in excess of the legally required amounts. These funds were recognized in accordance with the accrual method of accounting. Due to significant changes in the macroeconomic scenario in 2001 and the uncertainties with regard to the Argentine economic conditions, PESA has temporarily suspended this benefit as from January 2002. This benefit will be reinstated when a provisional savings means considered adequate to this end is identified.

Defined-Benefit Pension plan

Shall be entitled to this benefit all those employees of PESA that have participated in the defined contribution plan uninterruptedly and that have been admitted to the company before May 31, 1995, and accumulate the required time of service. The benefit is calculated based on the last salary of the worker participating in the plan and the number of years of service. The plan is of complementary nature. This means that the benefit received by the employee consists of the amount determined in accordance with the plan dispositions, after the deduction of the benefits granted by the contributions plan and the public retirement system, in a manner that the sum of the total benefits received by each employee is equivalent to the total defined in the plan. At the time of retiring, the employees are entitled to receive a fixed monthly payment.

The plan requires contribution to a Company fund, without any contribution to this fund on the part of the employees, being the only condition that such employees contribute to an official, public or private retirement system, in basis on the totality of their salaries. The assets of the fund have been contributed to a trust, which investment premises obligatorily contemplate the preservation of the capital in United States Dollars, the maintenance of liquidity and the obtainment of the maximum market rentability for 30 day investments. In view of this, the funds are invested, mainly, in bonds, negotiable obligations, common inversion plans and fixed maturity deposits. The bank of New York is the fiduciary agent, being Watson Wyatt the administrating agent. The company determines the liability corresponding to this plan using actuary calculation methods. The premises used for the actuary calculation are the same adopted for the other companies of the PETROBRAS system.

In accordance with the dispositions of the Statutes of PESA, the Company makes its contributions to the fund based in a proposal of the Board of Directors to the General Meeting up to a maximum equivalent to 1,5% of the net results of each fiscal year. In a period of nine months ended on September 30, 2005 and 2004, the Board did not exercise the option of such modality.

b) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

PETROBRAS and its subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The commitment of the Company relating to future benefits due to the employees participating in the plan is annually calculated by independent actuary, based on the method of Projected Credit Unit, in a manner similar to the calculations made for the commitments with pensions and retirements, described above.

The medical assistance plan is not covered by the guaranteeing assets. The benefit payment made by the Company is based on the costs incurred by the participants.

The actuary gains and losses arising from the difference between the actuary premises and the effectively occurred, are respectively included or excluded when determining the net actuary liabilities. Such gains and losses are amortized along the average period of service remaining from the active employees.

LIQUIGÁS DISTRIBUIDORA S.A.

The commitment of Liquigás Distribuidora S.A. relating to medical assistance for the active and retired employees managed by the Company itself, is annually calculated by an independent actuary. The method adopted to calculate and expenses and the items of actuary nature is the Projected Unit Credit. This method defines the cost of the benefit that will be allocated during the active career of the employee, in the period between the date of admission to the Company and the first date of total eligibility for the benefit, which is established by the Collective Bargains resulting from the union negotiations with the employees of the GLP category.

Pursuant to procedures established by CVM Deliberation no. 371/00, on March 31, 2006, Liquigás Distribuidora S.A. has a provision for Medical Assistance Benefits for the Employees, in the amount of R$ 38.071 thousand (R$ 37.709 thousand on December 31, 2005).

c) Movement of provisioned amounts

	R$ Thousand

	Consolidated		Parent Company

		Health		Health
		care		Care
	Pensions	benefits	Pensions	Benefits

Balance as of December 31, 2005	2,381,302	7,030,939	2,210,884	6,477,127
(+) Costs incurred at the period	365,990	435,745	335,220	406,926
(-) Benefits paid	(103,284)	(93,096)	(94,550)	(88,858)
(+) Others	37,459

Balance as of March 31, 2006	2,681,467	7,373,588	2,451,554	6,795,195

Current liabilities	415,397		395,880
Non current liabilities	2,266,070	7,373,588	2,055,674	6,795,195

The net expense associated with the pension and retirement benefits granted and to be granted to employees, retirees and pensioners for the period January to March of 2006, according to the actuarial calculation made by an independent actuary, includes the following components:

	R$ Thousand

	Consolidated		Parent Company

		Health		Health
		care		Care
	Pensions	benefits	Pensions	Benefits

Current service cost	96,981	45,090	85,087	39,517
Interest cost	930,510	322,181	874,330	301,694
Estimated return on plan assets	(686,434)		(648,382)
Amortization of unrecognized losses	123,994	68,534	118,735	65,715
Contributions from participants	(99,271)		(94,550)
Others	210	(60)

Net cost for the period	365,990	435,745	335,220	406,926

The restatement of the provisions was recorded under income for the quarter, as described below:

	R$ Thousand

	Consolidated		Parent Company

		Health		Health
		care		Care
	Pensions	benefits	Pensions	Benefits

Related with active employees:
Absorbed in the cost of operating activities	95,148	89,789	91,396	87,551
Directly to income	69,777	62,530	54,727	52,624
Related with inactive members (recorded
under other
operating income and expenses)	201,065	283,426	189,097	266,751

	365,990	435,745	335,220	406,926

17) Shareholders’ equity

a) Capital

As of March 31, 2006 the Company’s subscribed and paid in capital, in the amount of R$ 32.896.138 thousand is comprised of 2.536.673.672 common shares and 1.849.478.028 preferred shares, all book entry shares without par value.

b) Dividends

The dividends proposed in the financial statments for the year ended December 31, 2005, in the amount of R$ 7.017.843 thousand, corresponding to R$ 1,60 (one real sixty cents) per common and preferential share, include the interest installments on the wholly owned capital, being the first approved by the Administration Board on June 17, 2005, in the amount of R$ 2.193.076 thousand, and made available to the shareholders on January 5, 2006, corresponding to R$ 0,50 (fifty cents) per common and preferential shares, equivalent to R$ 2,00 (two reais) per share before the split occurred in September 2005, based on the stock position on June 30, 2005, updated monetarily, as of December 31, 2005, in accordance with the variation of the SELIC rate; the second installment approved by the Administration Board on December 16, 2005 and made available on March 22, 2006, based on the stock position on December 31, 2005, in the amount of R$ 2.193.076 thousand, corresponding to R$ 0,50 (fifty cents) per common and preferential shares; the third installment of R$ 1.096.538 thousand, approved by the Ordinary General Meeting on April 3, 2006, to be made available based on the stock position on April 3, 2006, corresponding to R$ 0,25 (twenty five cents) per common and preferential share. The interest on the wholly owned capital is subject to the income tax retention, equivalent to 15%, except for the immune and exempt shareholders, as indicated by Law no. 9.249/95. The amount of R$ 1.535.153 thousand shall be distributed as dividends, based on the stock position of April 3, 2006, corresponding to R$ 0,35 (thirty five cents) per common and preferential share, approved by the Ordinary General Meeting dated April 3, 2006.

18. Judicial actions and contingencies

a) Provisions for lawsuits

In the normal course of their operations, PETROBRAS and its subsidiaries are involved in lawsuits of a civil, tax, labor and environmental nature. The Company has set up provisions for possible losses on these suits, estimated and updated by management based on the opinion of its legal counsel. As of March 31, 2006, such provisions are broken down as follows, according to the nature of the corresponding cases:

	Consolidated		Parent Company

	31.03.2006	31.12.2005	31.03.2006		31.12.2005

Contingencies for joint liability - INSS	139.602	144.946	139.602		144.946
Other social security contingencies	54.000	22.699	54.000		22.699

Contingencies in current liabilities	193.602	167.645	193.602		167.645

Labor claims	84.545	71.875	1.231		1.231
Tax claims	177.252	173.277	16.169		16.169
Civil claims	173.764	251.793	97.194	(*)	176.550
Other	86.818	117.623			31.301

Long-term litigation	522.379	614.568	114.594		225.251

Total	715.981	782.213	308.196		392.896

(*)This does not include judicial deposits in the amount of R$ 104.205 thousand – CVM Instruction 489/05

Notifications from the INSS - joint liability

PETROBRAS received various tax assessments related with social security charges as a result of irregular presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3.048/99.

Since 2002, the Company, in a conservative manner, constituted provision for such contingency, which totaled R$ 712.272 thousand on March 31, 2006 and December 31, 2005.

Until December 31, PETROBRAS effected disbursements from the provisioned total, relating to the payment of notices in the amount of R$ 572.670 thousand (R$ 567.326 thousand in December 2005), and R$ 107.915 thousand in judicial deposits.

Theoretically, from the total amount involved in assessments, that part relating to debts of contractors can be recovered by the Company, either by the retention of payments due on invoices, or by the adoption of administrative or judicial procedures.

Among the measures adopted, besides presentation of defenses, appeals and requests for reconsideration before INSS, notifications were issued to all the contractors. The requests for Administrative Revision presented before Conselho de Recursos da Previdência – CRPS, has resulted in the nullification of part of the assessments. We expect that the requests for revision will result in the reconsideration of several judicial decisions.

Internally, procedures were revised to improve the inspection of contracts and correctly demand the presentation of the documents stipulated in the legislation to substantiate the payment of the INSS payable by contractors.

b) Lawsuits not provided for

The chart on the following page shows the situation of the main lawsuits not considered as probable losses (in Brazilian thousand reais):

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Porto Seguro Imóveis Ltda.

Proceeding filed with the Rio de Janeiro State Court claiming losses on the sale of shareholdings in several petrochemical companies included in the National Privatization Program.	Civil	Possible
On March 30, 2004, the State Court of Rio de Janeiro approved the appeal filed by Porto Seguro and handed down a unanimous decision requiring PETROBRAS to indemnify PETROQUISA the amount of R$ 5.148.588 thousand plus 5% in premium and 20% in attorney’s fees.

PETROBRAS filed appeal with high and supreme courts which was dismissed. In view of this decision, interlocutory appeal was filed with High Court - STJ and Supreme Court - STF, which was converted into Special Appeal by STJ.

On May 6, 2005, the Superior Court of Justice (STJ) accepted the interlocutory appeal and determined that the special appeal was to be proceeded with. Porto Seguro lodged an appeal against the interlocutory decision which was accepted by a majority vote on December 15, 2005, and suspension of the special appeal filed by PETROBRAS was reinstated.

Against such decision PETROBRAS filed appeal judged on April 4, 2006, nullifying decision that granted decision reinstating the blocking to the special Appeal of PETROBRAS, by impeding condition of one of the ministers, determining that another decision be granted. Pending publication of decision and designation of new date for judgment of regimental appeal of Porto Seguro. Based on lawyer’s opinion, Company does not expect a negative decision on this process.

Plaintiff: EMA – Empresa Marambai Agro-Industrial S.A. Contractual civil liability.	Civil	Possible	EMA’s appeal accepted on Dec 11/2000, determining processing of the Special Appeal with STJ.

Plaintiff: Mathias Engenharia Ltda.	Civil	Possible

Description	Nature	Probability of Loss	Current Situation

Contractual civil liability for imbalance of financial equation
PETROBRAS was sentenced to pay R$ 14.040 thousand plus interest of 0,5% p.m., court costs and 15% fees
On June 30, 2005, the Superior Court of Justice (STJ) accepted the interlocutory appeal lodged by PETROBRAS, allowing for the Special Appeal.

The decision handed down by the Superior Court of Justice (STJ), which ruled against the Special Appeal, was published on November 16, 2005. On December 13, 2005, in a unanimous decision, the appeal against the interlocutory decision was ruled against.

On February 24, 2006 appeal for clarification was also denied. Decision being analyzed for eventual contesting before STJ and/or STF.

Plaintiff: Walter do Amaral Class action claiming nullity of Paulipetro/PETROBRAS contract	Civil	Possible
Provisional execution of judgment requested by claimant was considered null.

Plaintiff filed special appeal before the Federal Regional Tribunal (TRF), denied. In case plaintiff does not appeals the sentence will be definately extinguished.

Plaintiff: Internal Revenue Services Agency of Rio de Janeiro Writ of fault related to the Withholding income tax calculated over the remittances for the payments of shipments charter	Tax	Possible
PETROBRAS filed defense on March 20, 2003, and part of the delinquency notice was confirmed by trial court, with which the other party filed an appeal now pending judgment. Additional administrative appeals were ledged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial.

Plaintiff: Internal Revenue Services of Rio de Janeiro ICMS. Sinking of P-36 Platform	Tax	Possible
It was considered groundful by trial court. Petrobras filed appeal which is pending analysis. There was appeal-related deposit of R$ 43.661 thousand and obtaining of bank guarantee of R$ 65.491 thousand.

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Internal Revenue Services of Rio de Janeiro II and IPI - Sinking of P-36 Platform	Tax	Possible
Trial court ruling against PETROBRAS. An appeal was lodged, which is pending judgment. PETROBRAS filed for a writ of mandamus and obtained an injunction that barred tax collection. Pending special appeal filed by the Federal Reserve/National Finance Secretary.

Plaintiff: Internal Revenue Services Agency PASEP base reduction	Tax	Possible	Internal Revenue Services Appeal denied in 2nd instance and voluntary appeal of PETROBRAS accepted. Pending special appeal filed by the Internal Revenue Services.

Plaintiff: Finance Secretary of Alagoas Reversal of ICMS Credit	Tax	Possible	PETROBRAS is awaiting judgment of the appeal by the second administrative level

Plaintiff: Finance Secretary of Sergipe Sale of LPG derived from natural gas (producted from UPGN/Atalaia) for the Company “Nacional Gás Butano”.	Tax	Possible	Administrative appeal dismissed. PETROBRAS is awaiting tax foreclosure to question it in court through embargo.

Plaintiff: Internal Revenue Services Secretary Questioning of CIDE levy on LPG operations	Tax	Possible	Granted in 1st instance. PETROBRAS is waiting for fiscal enforcement to contest the debt by opposition.

Plaintiff : Oil Workers Union (Rio de Janeiro, São Paulo and Sergipe)	Labor	Possible

Description	Nature	Probability of Loss	Current Situation

Labor suits claiming full incorporation into employee salaries of the official inflation indices in the years 1987, 1989 and 1990 (Bresser, Verão and Collor economic stabilization plans).
Sindipetro/SE: Request denied. Process on enforcement phase. The judge granted decision determining SINDIPETRO/SE to present new termination calculations, which is pending.

Sindipetro/RJ: PETROBRAS understands there is no debt, since corresponding amounts were paid by the clause of the collecive bargain in 1993. The probability of loss is remote.

Sindipetro/SP: Action judged an accepted. PETROBRAS filed termination action - denied. Appeal by PETROBRAS was accepted and decision granted suspending agreement and issuing new decision to deny plaintiff’s request on labor claim. Alteration on expectation due to decision grante.

Plaintiff: Adailton de Oliveira Bittencourt e Outros (+733)

Labor claims for payment of break and lunch hour, after introduction of 6 working hours per day by 1988 Brazilian Constitution. Period claimed: 09/28/1989 to 11/31/1992

	Labor	Possible
Denied in 1st instance. Appeal granted by the Regional Labor Tribunal (TRT). PETROBRAS filed appeal for clarification of decision, denied. New request for clarification without change in decision filed. Pending remittance of the files to accountant, since the amount due are much lower than those indicated in the initial petition.

b.1) Environmental issues

The Company is subject to various environmental laws and regulations. These laws regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by Company operations should be remedied or mitigated by the Company.

As a result of the July 16, 2000 oil spill at the São Fancisco do Sul Terminal of Presidente Vargas refinery - REPAR, located about 24 kilometers from Curitiba, capital of Paraná state, approximately 1,06 million liters of crude oil were spilled in the neighborhood. Approximately R$ 74.000 thousand were expensed in the clean up of the affected area and to cover the fines applied by the environmental bodies. The following suits and proceedings refer to this spill:

Description	Nature	Probability of Loss	Current Situation

Plaintiff: AMAR Araucária’s Association of Environmental Defense Indemnification for pain and suffering and damages to environment.	Civil	Possible	The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one.

On February 16, 2001, the Company’s pipeline Araucária – Paranaguá, ruptured due to a seismic movement and caused the spill of approximately 15.059 gallons of fuel oil in several rivers in the State of Paraná. On February 20, 2001 the clean up services of the river were concluded, recovering approximately, 13.738 gallons of oil. As a result of the accident, the following suits were filed against the Company:

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Paraná Environmental Institute – IAP Fine levied on alleged environmental damages.	Fine	Possible	The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one.

(b.2) Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed a civil suit against the Federal Government / National Treasury before the Federal Judicial Section of Rio de Janeiro seeking to recover, through offset, the PIS and COFINS amounts paid on financial income and foreign exchange variation recoverable during the period between February 1999 and December 2002, claiming unconstitutionality of paragraph 1 of article 3 of Law Nº 9.718/98 for having expanded the concept of gross revenue to cover any and all revenue.

As requested for the press in November 09, 2005 the Supreme Federal Court considered unconstitutional the mentioned of paragraph 1 of art 3o of Law Nº 9.718/98.

On January 9, 2006, in view of a final decision by the STF, PETROBRAS filed a new suit aiming to recover COFINS amounts relating to the period January 2003 to January 2004.

The amount of R$ 1.760.296 thousand, related to these suits, is not reflected at the balances as of March 31, 2006.

19) Commitments undertaken by the energy segment

The Company has commitments for the purchase of energy, supply of gas and reimbursement of operating expenses with thermoelectric plants included in the Priority Thermoelectric Energy Program, summarized as follows:

(i) Thermoelectric plant Macaé Merchant

The negotiations involving several thermoelectric plants is part of the Company strategy for the energy sector, which forecasts the increase of its capacity of thermal generation to be possible only after the conclusion of ongoing projects or by the acquisition meaning reduction of contingency payments.

Based on a participations agreement, PETROBRAS and El Paso created a consortium on which PETROBRAS furnished natural gas and El Paso controlled the Thermoelectric plan Macaé Merchant. In 2005, due to various changes in the energy market, PETROBRAS, following specific contractual clauses, started the process to rescind the agreement and obtain from El Paso, the reimbursement of payments of the contingency contribution made previously, through the International arbitrage court, as well as the Brazilian courts.

Although previous decision was issued in the process, PETROBRAS and El Paso reached to an agreement in March 2006, which supported the resolution of this dispute and the selling of companies that held interests in the Thermoelectric of Macaé. Through this agreement, the contract of participations was canceled an El Paso sold its interest on the Thermoelectric to PETROBRAS in May 2006 for US$ 357,5 million, settling the dispute.

As part of the acquisition process, El Paso granted guarantees to PETROBRAS by meaning of certain liabilities, including approximately US$ 78 million (equivalents to R$ 169.441 thousand on March 31, 2006) related to a Federal Tax assessment, against which El Paso believes has high chances of success and had presented to the Brazilian authorities its defenses. As a result, in relation to the assets acquisition, it will be shared between the parties, the eventual exit in the mentioned defense, other tax benefits, tax receivables and potential recoverability of financial gains.

ii) Termobahia

On December 28, 2005, PETROBRAS exercised its preemptive right and concluded the acquisition of a 49% interest held by ABB-EV-Equity Venture in TERMOBAHIA, comprising shares and amounts receivable in the total amount of R$ 106.000 thousand, under a financial structuring agreed upon with the IDB.

This financial structuring involves two simultaneous operations: the acquisition of ABB-EV’s rights and, at same time, the sale of such rights to a private institution until a strategic partner is introduced by PETROBRAS within a maximum period of one year.

The private institution offering the best alternative option was Deutsche Bank (DB), which created the Special Purpose Company (SPC) BLADE Securities Ltd (“BLADE”), based in Ireland, to be succeeding to ABB-EV’s rights until PETROBRAS introduces a strategic partner.

Following the intention to identify an strategic partner to acquire the rights on TERMOBAHIA from BLADE, PETROBRAS has been contacting some Japanese companies which will be analyzing the documentation of TERMOBAHIA.

Upon conclusion of this operation, shareholding in TERMOBAHIA remains unchanged, except for ABB-EV’s being replaced by BLADE, i.e. PETROBRAS will still hold 29%, PETROS, 20%, BLADE, 49%, and EIC, 2%.

EIC has been negotiating the sale of these rights to ABB-EV, which will in turn sell them to PETROBRAS, subject to the IDB’s approval. The commitment undertaken by EIC, ABB-EV and PETROBRAS is formalized through mail exchanged among the parties, when PETROBRAS’ share in TERMOBAHIA will rise to 31%. The commitment between EIC, ABB-EV and PETROBRAS is formalized from several correspondences exchanged between the parties.

(iii) Commitment to purchase natural gas.

PETROBRAS executed agreements with YPFB, valid until 2019, having as object the purchase of natural gas, committing to buy minimum volumes at a price calculated in accordance with a formula linked to the price of fuel oil.

During the years of 2002 and 2005 PETROBRAS bought less than the minimum volume established in the agreement with YPFB and paid R$ 176.789 thousand relating to the non-transported volumes.

Gás purchase committment	2006	2007	2008	2009	2010 - 2019

Volume obligation (million m3/day)	24	24	24	24	24/per year

(iv) Energy Trading Agreements in the Regulated Environment - CCEAR

On December 16, 2005, the National Electric Power Agency – ANEEL conducted a bidding round in the form of an auction with a view to trading energy capacity deriving from new generation projects (“new energy”) for the National Interconnected System – SIN, in the Regulated Environment – ACR.

In the first auction for new energy, PETROBRAS sold energy capacity of 1.391 MW through its thermoeletrics Baixada Santista Energia Ltda. - BSE, Sociedade Fluminense de Energia Ltda. - SFE, Termoceará Ltda., Termorio S.A. and Unidade de Negócios Três Lagoas. The outcome of the auction will represent, in sales of available energy from its plants, fixed income for a 15-year period, in the present amount of R$ 199.843/year after 2008 with the sale of 352 MW, of R$ 210.878/year after 2009 with the sale of 469 MW, and of R$ 277.928/year after 2010 with the sale of 570 MW. The agreements were executed on March 13, 2006.

Additionally, PETROBRAS can recover variable operating costs based on predefined parameters and actual plant dispatch.

(v) GASENE Project and e Pipeline Urucu-Coari-Manaus and Pipeline Urucu-Coari

On December 05, 2005, PETROBRAS entered into a bridge agreement with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), in the amount of R$ 800.000 for the specific object company Transportadora GASENE S.A., responsible for the implementation of the Pipeline Project for the Southeastern – Northeastern Interconnection – GASENE and R$800.000 for the specific object company Transportadora Urucu Manaus S.A. proceeding with the financial structuring of the Urucu-Coari-Manaus Pipeline project as well as the duct for Petroleum Liquid Gas (GLP) Urucu-Coari.

The GASENE project is comprised of three Pipelines: Pipeline Cabiúnas – Vitória (GASCAV), Pipeline Cacimbas-Vitória and Pipeline Cacimbas – Catu (GASCAC).

The resoures shall be used in the construction of the Cabiúnas – Vitória Pipeline (GASCAV), a 300 km long Pipeline, 28 inches diameter.

On April 17, 2006, PETROBRAS entered into an engineering, supplying, construction and mounting agreement – EPC, with the Chinese state company Sinopec Group, relating to the Cabiúnas-Vitória Pipeline (GASCAV), first part of the GASENE project.

The Urucu-Coari-Manaus Pipeline, of strategic importance, will flow approximately 5.5 million m³/day natural gas.

The construction of the Urucu-Coari Pipeline aims to allow the flow of the petroleum Liquid Gas (GLP) produced in the Units for the Processing of Natural Gas (UPGN), in Urucu, until PETROBRAS’ River Terminal (TESOL), in Coari.

Investments relating to this project are contemplated in the recently approved business plan of PETROBRAS for the period 2006-10, and all initiatives would fit in the strategies of the Company to develop and lead the Brazilian market for natural gas, by the creation of a basic transportation net interconnecting the existing and expanding nets in the Southeast and Northeast of the country, allowing the placement of PETROBRAS natural gas, acting in an integrated manner and turning the reserves economically feasible.

20) Guarantees on concession contracts for oil exploration

PETROBRAS granted R$ 5,127,075 to the National Petroleum Agency (ANP) in guarantee of the minimum exploration and/or expansion programs defined in the concession contracts for exploration areas. Of the total amount, R$ 4.388.977 refer to a pledge on the oil from previously identified fields already in production, and R$ 738.098 refer to bank guarantees.

21) Segment information

PETROBRAS is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of PETROBRAS.

In the segmentation information, the Company’s operations are presented according to the new Organization Structure approved on October 23, 2000 by the Board of Directors of PETROBRAS, comprising the following business units:

(a) Exploration and production: covers, by means of PETROBRAS, BRASOIL, PNBV, PIFCo, PIB BV and SPC’s, exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus oil as well as byproducts produced at their natural gas processing plants.

(b) Supply: contemplates, by means of PETROBRAS, DOWNSTREAM (REFAP S.A), TRANSPETRO, PETROQUISA, PIFCo, PIB BV and PNBV, refining, logistics, transport and sale activities of oil products and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

(c) Gas and Energy: includes, by means of PETROBRAS, GASPETRO, PETROBRAS COMERCIALIZADORA DE ENERGIA, BR DISTRIBUIDORA, SPC’s and thermoelectric, the transport and sale of natural gas produced in Brazil or imported, the production and sale of power, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

(d) Distribution: responsible for the distribution of oil products and alcohol in Brazil, basically represented by the operations of BR DISTRIBUIDORA;

(e) International: covers, by means of PIB Netherlands BV, PIFCo, Companhia Mega, 5283 Participações, BOC and PETROBRAS, the exploration and production of oil and gas, the supply of gas and energy and distribution in 15 countries around the world.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health care plans intended for employees, retirees and beneficiaries.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which these areas have effective control.

We set forth below the main criteria used in determining net income by business segments:

(a) Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas, the calculation methods for which are focused on market parameters.

(b) Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) The finance expenses are allocated in the corporate group.

(d) Assets: covers the assets referring to each segment.

22) Derivative instruments, hedging and risk management activities

In 2004, PETROBRAS Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities.

The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning corporate governance best practices.

Several commissions created by the Risk Management Committee are developing specific targets for the management of credit, company’s assets and responsibility risks, “commodities”, exchange and interest rate prices, in a manner to bring the operational and commercial activities closer to the corporate policies of the Company for risk management.

Characteristics of the markets where PETROBRAS operates

The Company is exposed to a number of market risks arising from the normal course of business. Such risks principally involve the possibility that changes in commodity prices, currency exchange or interest rates will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. PETROBRAS maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

Most of PETROBRAS’ revenues are obtained in the Brazilian market through the sale of oil products, in reais. Other revenues flow from product exports and sales of products through international activities where, in both cases, prices keep close similarity to those in the international markets.

With the oil price deregulation implemented as of January 2002, most prices charged locally also keep close ties with those in the international market. Since then, exchange rate and international market reference price variations are compensated in the local market prices, even where certain differences occur.

As a consequence of the characteristics of the markets where PETROBRAS operates, the following aspects apply:

  A considerable amount of PETROBRAS’ total debt and future operating cash flow is expressed in dollars, or else also in currencies closely tied to it;

  A devaluation of the real against the dollar has a relevant short-term impact in the financial statements. In the medium term, the Company’s operating cash flow contributes to mitigating foreign currency risks, considering that the Company’s revenues in US dollars are significantly higher than costs and expenses denominated in that currency.

Financial Risk Management Policy

The risk management policy adopted by PETROBRAS aims at seeking an adequate balance between the Company’s growth and return perspectives and the related risk level exposure, whether these risks underlie the Company’s own activities or arise from the context in which it operates, in such a way that the Company can attain its strategic goals by effectively allocating its physical, financial and human resources.

In addition to ensuring adequate cover for the Company’s fixed assets, facilities, operations and management and to managing exposure to financial, tax, regulatory, market and credit risks, among others, the objective of the risk management policy adopted by PETROBRAS is to supplement structural actions that will create solid financial and economic foundations in order to ensure that growth opportunities will be used, regardless of adverse external conditions.

This policy’s objective is to guide decisions on risk transfer, and is supported by structures that are grounded on capital discipline processes and on debt management, including:

  Low cost production – capital discipline guarantees competitive costs to all products traded;

  Definition of future investment levels in a realistic manner, considering the balance among profitability, growth and strategic adherence to the project portfolio, and maintenance of the strength of the Company’s balance sheet, thus creating the conditions necessary to ensure sustainable growth;

  Wise debt management, seeking to link operating cash flow to debts, including volumes, currencies, maturity, indices, and consequently reducing insolvency risks.

Other important risk management characteristics of PETROBRAS:

  Integrated management of market risks, quantifying total exposures, observing the existence of natural hedges and acting on the Company’s liquid exposure, avoiding isolated actions of the Business Units that do not contribute to corporate risk enhancement;

  Respecting the concepts of efficient market and diversification. PETROBRAS believes that it operates in some of the most liquid global markets, where the possibility of systematic forecast of future prices is very restricted. As a result, PETROBRAS’ risk management policy focuses on eliminating undesirable extreme events instead of minimizing the variance of results, cash flows, etc.;

  High transparency standards in disclosing the Company’s potential exposures.

Risk Assessment

The risk assessment regarding the Company’s strategic plan financing is conducted by means of a probabilistic analysis of its cash flow forecast for a 2-year period.

Should there be future cash balances at amounts less than the minimum adequate level, actions to reduce this risk to acceptable grounds are proposed, thereby minimizing the possibility of postponing or interrupting the Company’s investment plan.

The benchmark for risk management (Cash Flow at Risk or CFaR) considers the changes in the most significant aspects for cash generation: price, quantities (production and markets), currency exchange and interest.

Cash balances are projected for numerous scenarios considering the main risk factors through the Monte Carlo Simulation process. Thus, the estimated cash balance is defined for the intended level of reliability, and the periods during which cash may be below minimum adequate levels are identified.

Among the various alternative options to preserve the minimum pre-defined cash balance, derivative transactions, additional funding and optimized distribution of disbursement periods are to be noted.

Economic and financial estimates are restated annually during the strategic planning review process.

Operations involving derivative instruments are not exclusively associated to the above-described processes. As previously mentioned, the Company’s risk philosophy relies on the strength of some corporate foundations, which consider that derivatives are important tools used in the protection of transactions and in the consistency of assets and liabilities.

Exposures relating specifically to treasury investments are assessed by a traditional value at risk (VaR) system and the economic proceeds from investment projects are, in some specific cases, assessed by risk assessment models that are adequate to each business segment based on the Monte Carlo Simulation.

(a) Management of market risks for petroleum and derivates

Like all of its peers, PETROBRAS is subject to the volatility of the international energy prices (mainly oil), which may materially affect the Company’s cash flow.

As per the policy for the risk management of the price of oil and oil products consists basically in protecting the import and export margins in some specific short-term positions (up to 6 months). Future contracts, swaps, and options are the instruments used in these hedges. These operations are always tied to actual physical transactions, that is, they are economic hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

From January to March 2006, economic hedge transactions were carried out for 15.03% of the total volume traded (imports and exports). At March 31, 2006, the open positions on the futures market, when compared to their market value, would represent a negative result of approximately R$ 6.000 thousand, if liquidated on that date.

In compliance with specific business conditions, an exceptional long-term economic hedge operation, still outstanding, was effected by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing.

As of March 31, 2006, this transaction, if settled at market values, would represent a cost of approximately R$ 63.300 thousand originated by premiums.

(b) Foreign currency risk management

In 2000, PETROBRAS contracted economic hedge operation to cover “Notes” issued abroad in Italian lira, in order to reduce its exposure to the appreciation of these currencies in relation to the U.S. dollar.

The economic hedge operations are known as “Zero Cost Collar” purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the U.S. dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

The economic hedges of the loans in Italian lira were based on the EURO, as the two currencies only circulated until February 28, 2002.

The hedge transaction of the Italian lira-denominated debt had a positive fair value of R$ 26.455 thousand in march 31, 2006.

The fair value of derivatives is based on usual market conditions, at values prevailing at the closing of the period considered for relevant underlying quotations.

(c) Interest rate risk management

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Banco Central do Brasil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates.

(d) Derivative instruments

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(e) Natural Gas Derivative Contract

A hedge contract for the pricing of the natural gas (Natural Gas Price Volatility Reduction Contract - PVRC) was entered into in October 2002, with the objective to reduce the risk between the acquisition price and the sales price in Brazil.

The hedge transaction was negotiating with one of the producers that supply natural gas to PETROBRAS and has the same contractual period of the natural gas supply.

Considering that there is no market quotation for natural gas to cover such a long-term contract as the PVRC, the fair value of this derivative has been calculated based on a simulation that used the reserve model developed by the Company. In addition, taking into consideration the complexity for defining the parameters used in the stochastic model and to adjust the value estimated resulting from the model, we adopt the policy of applying to such result the average difference of results from applicable sensitivity analyses.

The other party involved in the PVRC is contesting, unilaterally, the contract clauses, alleging, among others, major force and the excessive onus due to regulatory changes.

PETROBRAS, based on a legal opinion, reinforced by constitutional principles, on which one contract is not suspensed in a unilaterally way, maintain the firm commitment to save its credits rights as per the PVRC. Consequently, the contract is still in place.

As of March 31, 2006, the estimate fair value of the PVRC amounts to R$ 439.000 thousand equivalent to US$ 202 million (R$ 1.280.000 thousand, equivalent to US$ 547 million at December 31, 2005). The reduction from December 31, 2005 is related to the recent increases in taxes.

23) Safety, environment and Health (SMS)

During the first quarter of the year 2006, the volume of oil that leaked from the installations of PETROBRAS, in Brazil and abroad, was in the order of 128 m³, which maintains the company, in this aspect, in an outstanding position among the large petroleum companies in the world.

In January, with the presence of representatives of about 600 of the major service providers for Petrobras, the 5th Meeting between Petrobras and its Contractors was held. The meeting served to reinforce the involvement of these companies in SMS issues with a view to accident prevention as per PETROBRAS system practices.

In February, in a research performed by the agency Management & Excellence (M&E), PETROBRAS reached the second position among the 15 largest petroleum companies in the world in grounds of ethics and sustainability. It reached the global percentage of 83,52% in comparison with the average 52,8% of the other companies, which demonstrates the recognition by the public of the seriousness the Company treats the matters of governance, transparency, social responsibility, environmental and relationship with the interest public.

In March, in Salt Lake City, Utah, United States, PETROBRAS conquered for the second time – the first in 2004 – the prize as the best company of the year in the refinery area. The choice, made by an editorial group and by the consulting company Hart Energy, took into consideration, among other aspects, those related to the impact of the products in environment and the growing concern with the production of more and more clean fuels.

During the first quarter of 2006, the total in Investments and Operations of the company in operational safety, environment and health (SMS) were in the order of R$ 739.392 thousand, not including expenses with medical assistance for the employees and the sponsoring of outside environment projects. In the same period, the Program for Excellence in Environment and Operational Safety Management (PEGASO) received resources in the amount of R$ 303.715 thousand, including R$ 110.780 thousand from the subsidiary Transpetro.

24) Subsequent events

a) Capital Increase

The extraordinary general Meeting held on April 3, 2006 approved the increase of the Social Capital by the incorporation of part of the profit reserves, in the amount of R$ 15.012.224 thousand and the monetary updating of the realized capital, in the amount of R$ 339.307 thousand, increasing the social capital from R$ 32.896.138 thousand to R$ 48.247.669 thousand, without changes to the number of issued shares, pursuant to article 40, item III, of the Statute.

b) Incorporation of the PETROQUISA Stocks

The Administration Boards of PETRÓLEO BRASILEIRO S/A – PETROBRAS and PETROBRAS QU¥MICA S/A – PETROQUISA, approved the operational conditions for the incorporation of the capital stock of PETROBRAS QU¥MICA S/A – PETROQUISA by PETRÓLEO BRASILEIRO S/A – PETROBRAS, and authorized the call for the Extraordinary General Meeting (AGE) of the Shareholders of both Companies to deliberate on the subject on May 22, 2006.

Presently, minority shareholders hold around 1% of the social capital stock of PETROQUISA, and PETROBRAS holds the other 99%. Therefore, the main objective of the incorporation of the shares is to allow the alignment of the strategic interests of both Companies, preventing potential conflicts and fomenting the rationalization and optimization of the investment plans.

The Companies expect the following benefits are reached with the incorporation of the shares:

(i) Unification of the capital structure;

(ii) Larger financial capacity by the increase of alternate capital sources; and

(iii) More flexibility for new investment, better efficiency of the corporate structure and in the performance of strategic decisions.

In relation to the actual stockholders of PETROQUISA, who will continue, indirectly, to benefit from the results of that company, the Companies expect the following benefits:

(i) Access to the dividend policy directed by the financial flexibility, transparence and minimization of risks for the stockholders;

(ii) More liquidity of investments, since the shares of PETROBRAS are negotiated in the São Paulo stock exchange – BOVESPA, where they hold a leading position and in the New York Stock Exchange, where its American Depositary Receipts (ADRs) are among the most negotiated of the ADRs listed in the exchange market; and

(iii) Entering the shareholder listing of a company that is already consider to be in the investment level.

The incorporation of the shares shall result in an increase in the social capital of PETROBRAS, by the granting to its capital of all the shares issued by PETROQUISA presently circulating, based on its book value, in accordance with the balance sheet dated December 31, 2005.

c) Listing in the Buenos Aires Stock Exchange

PETROBRAS was authorized by the Buenos Aires Commercial Exchange – BCBA and by Comisión Nacional de Valores - CNV to start, on April 27, 2006, negotiating its common and preferential shares in the Argentinean market.

The will not be issuance of new shares, and the stocks that will be traded in Argentina will be same that have been negotiated by the market.

Considering the Company stocks listing in the Buenos Aires Commercial Exchange, its investors will have the opportunity to invest directly in PETROBRAS shares.

This will allow the Company to diversify in the long term its actual stockholders basis and will increase the PETROBRAS brand within the Argentina community.

d) Investments in Colombia

On April 28, 2006 PETROBRAS concluded the purchase of the assets of Shell in Colombia, relating to the distribution and commercialization of fuel. The acquisition comprises 39 service stations and convenience shops in Bogotá and surrounding areas, storage base and lubricant mixing plant in Puente Aranda, and one terminal in Santa Marta.

The service stations shall operate as of the date of acquisition, under the responsibility of PETROBRAS, which mark shall be changed, in six months. Within this period, the visual of all the stations will show the PETROBRAS pattern.

This acquisition is part of a package involving the assets of Shell in Paraguay and in Uruguay, totaling an amount of approximately US$ 140 million. The total amount of the investments shall be known as soon as negotiations in the three countries are finished.

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 31/03/2005	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS 33.000.167/0001-01

05.01 – QUARTERLY PERFORMANCE OF THE COMPANY

Net income

PETROBRAS had a net income of R$6,914 million for the period ended March 31, 2006, with an operational income which corresponds at 38% of the net operating revenue (30% as March 31, 2005).

R$ millions
		Period jan-mar

4Q - 2005		2006	2005	Δ%

39,014	Gross operating revenue	37,920	31,355	21
29,060	Net operating revenue	28,111	22,566	25
8,250	Operational profit (1)	10,689	6,870	56
1,254	Financial result	(679)	(141)	382
693	Equity pick up	343	916	(63)
7,965	Net income	6,914	5,107	35
1.82	Net income per share	1.58	1.16	36
173,584	Market value	197,995	122,208	62
(1) – Before revenue and financial expenses and equity pick up

  Increase in the Realization Average Price (“Preço Médio de Realização – PMR”) of basic oil products in the local market in 2005 (mainly gasoline and fuel oil) and increase in PMR of exports, reflecting a higher quotation of the Oil in the international market (32%) and of the Oil Products (31%), contributing to increase (25%) of Net Operating Revenue of 1Q-2006, in relation of the same 2005 period.
  Increase in the Brazilian crude oil and NGL production 14% over 1Q-2005, generatin an increase in the participation of national crude oil in total volumes processed by the refineries (81% for the 1Q-2006 and 79% for the 1Q-2005).
  Decrease in charges related to fiscal judicial contingencies in 1Q-2006, considering that in 1Q-2005 the Company had a loss of the fiscal process amounting to R$286 million, fact that did not occur in 2006.
  The net financial result decreased the net income in R$679 million in 1Q-2006, mainly, due to the exchange variation effects over operations with subsidiaries and marketable securities, compensated, in part, by financing and suppliers net finance revenue.
  The equity pick up results from subsidiaries contributes with a gain of R$343 million for the 1Q-2006 net income.

Economics Indicators

During 1Q-2006 PETROBRAS conducted business which amounted R$11.6 billion of earnings before financial results, equity pick-up, taxation, depreciation and amortization (EBITDA), with and increase of 50% compared to 1Q-2005.

		Period Jan – mar
4Q - 2005		2006	2005
45	Gross margin (%)	50	47
28	Operational margin (%)	38	30
27	Net margin (%)	25	23
9,242	EBITDA – R$ million	11,632	7,771

In 1Q-2006, the Gross Margin increased 3% compared with the same period in the prior year, reflecting an increase of 14% in the Realization Average Price – PMR of the basic oil products in the domestic market, which were offset, in part, with the higher unit average cost of products sold.

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 03/31/2006	4 - 12/31/2005
1	TOTAL ASSETS	186,031,483	183,521,108
1.01	CURRENT ASSETS	61,939,909	60,235,190
1.01.01	CASH AND CASH EQUIVALENTS	22,983,317	23,417,040
1.01.01.01	CASH AND BANKS	3,906,372	3,651,644
1.01.01.02	FINANCIAL APPLICATION	19,076,945	19,765,396
1.01.02	CREDITS	15,008,894	14,148,064
1.01.02.01	ACCOUNTS RECEIVABLE	11,172,245	10,719,005
1.01.02.02	SUBSIDIARIES AND AFFILIATED COMPANIES FOR SALES	1,082,086	757,192
1.01.02.03	OTHER ACCOUNTS RECEIVABLE	2,006,080	2,020,770
1.01.02.04	ALLOWANCE FOR POSSIBLE LOAN LOSSES	(351,166)	(467,642)
1.01.02.05	MARKETABLE SECURITIES	1,099,649	1,118,739
1.01.03	INVENTORIES	15,313,274	13,606,679
1.01.04	OTHER	8,634,424	9,063,407
1.01.04.01	RECOVERABLE TAXES	6,159,730	6,550,997
1.01.04.02	PREPAID EXPENSES	1,121,634	941,016
1.01.04.03	OTHER CURRENT ASSETS	1,314,131	1,529,487
1.01.04.04	DIVIDENDS RECEIVABLE	38,929	41,907
1.02	NON-CURRENT ASSETS	14,074,975	14,102,228
1.02.01	SUNDRY CREDITS	2,528,726	2,439,865
1.02.01.01	PETROLEUM AND ALCOHOL ACCOUNTS - STN	773,619	769,524
1.02.01.02	MARKETABLE SECURITIES	598,717	618,091
1.02.01.03	INVESTMENTS IN PRIVATIZATION PROCESS	3,232	3,454
1.02.01.04	ACCOUNTS RECEIVABLE NET	1,153,158	1,048,796
1.02.02	CREDITS WITH AFFILIATED COMPANIES	834,810	538,975
1.02.02.01	WITH AFFILIATED COMPANIES	834,810	538,975
1.02.02.02	WITH SUBSIDIARIES	0	0
1.02.02.03	WITH OTHER RELATED PARTIES	0	0
1.02.03	OTHER	10,711,439	11,123,388
1.02.03.01	STRUCTURED PROJECTS	0	0
1.02.03.02	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	2,729,161	2,617,516
1.02.03.03	ADVANCES TO SUPPLIERS	612,787	684,235
1.02.03.04	PREPAID EXPENSES	1,207,213	1,362,800
1.02.03.05	COMPULSORY LOANS - ELETROBRAS	115,923	117,811
1.02.03.06	JUDICIAL DEPOSITS	1,781,120	1,818,185
1.02.03.07	ADVANCES FOR PENSION PLAN MIGRATION	1,241,384	1,205,358
1.02.03.08	DEFERRED ICMS	1,281,421	1,477,460
1.02.03.09	OTHER DEFERRED TAXES	354,762	242,385
1.02.03.10	SECURITIZATION NOTE	0	0
1.02.03.11	OTHER NON-CURRENT ASSETS	917,628	1,104,861
1.02.03.12	INVENTORIES	470,040	492,777
1.03	PERMANENT ASSETS	110,016,599	109,183,690
1.03.01	INVESTMENTS	2,234,817	2,280,702
1.03.01.01	INVESTMENTS IN AFFILIATED COMPANIES	1,374,438	1,386,132
1.03.01.02	INVESTMENTS IN SUBSIDIARIES	445,480	497,205
1.03.01.03	OTHER INVESTMENTS	414,899	397,365
1.03.02	PROPERTY, PLANT AND EQUIPMENT	106,109,926	105,429,354
1.03.03	DEFERRED	1,671,856	1,473,634

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 03/31/2006	4 - 12/31/2005
2	TOTAL LIABILITIES	186,031,483	183,521,108
2.01	CURRENT LIABILITIES	41,477,246	42,360,150
2.01.01	LOANS AND FINANCING	10,844,737	10,502,998
2.01.01.01	FINANCING	9,770,415	8,589,629
2.01.01.02	INTEREST ON FINANCING	1,074,322	1,913,369
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	9,571,072	8,976,359
2.01.04	TAXES AND CONTRIBUTIONS PAYABLE	10,335,887	8,931,341
2.01.05	DIVIDENDS PAYABLE	2,816,254	7,165,878
2.01.06	ACCRUALS	1,733,280	1,846,868
2.01.06.01	SALARIES, VACATION AND RELATED CHARGES	1,124,281	1,196,281
2.01.06.02	CONTINGENCY ACCRUAL	193,602	167,645
2.01.06.03	PENSION PLAN	415,397	482,942
2.01.07	DEBTS WITH AFFILIATED COMPANIES	0	0
2.01.07.01	SUPPLIERS	0	0
2.01.08	OTHER	6,176,016	4,936,706
2.01.08.01	ADVANCES FROM CUSTOMERS	2,340,662	1,626,854
2.01.08.02	STRUCTURE PROJETS	23,103	28,135
2.01.08.03	OTHER	3,812,251	3,281,717
2.02	NON-CURRENT LIABILITIES	52,058,898	55,713,594
2.02.01	LOANS AND FINANCING	30,680,427	34,439,489
2.02.02	DEBENTURES	0	0
2.02.03	ACCRUALS	18,340,089	18,005,588
2.02.03.01	HEALTH CARE BENEFITS	7,373,588	7,030,939
2.02.03.02	CONTINGENCY ACCRUAL	522,379	614,568
2.02.03.03	PENSION PLAN	2,266,070	1,898,360
2.02.03.02	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	8,178,052	8,461,721
2.02.04	DEBTS WITH AFFILIATED COMPANIES	86,275	39,954
2.02.05	OTHER	2,952,107	3,228,563
2.2.05.01	PROVISION FOR WELL ABANDONMENT	1,879,997	1,807,730
2.2.05.02	OTHER PAYABLE EXPENSES	1,072,110	1,420,833
2.03	DEFERRED INCOME	457,032	483,274

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

2.04	MINORITY INTEREST	5,850,876	6,178,854
2.05	SHAREHOLDERS' EQUITY	86,187,431	78,785,236
2.05.01	CAPITAL	33,235,445	33,235,445
2.05.01.01	PAID UP CAPITAL	32,896,138	32,896,138
2.05.01.02	MONETARY CORRECTION	339,307	339,307
2.05.02	CAPITAL RESERVES	372,064	372,064
2.05.02.01	AFRMM AND OTHERS	372,064	372,064
2.05.03	REVALUATION RESERVES	72,422	60,120
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	ASSETS OF SUBSIDIARIES/AFFILIATES	72,422	60,120
2.05.04	REVENUE RESERVES	45,832,509	45,117,607
2.05.04.01	LEGAL	3,147,702	3,147,702
2.05.04.02	STATUTORY	679,160	679,160
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	42,005,647	41,290,745
2.05.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER	0	0
2.05.05	RETAINED EARNINGS	6,674,991	0

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 01/01/2006 to 03/31/2006	4 - 01/01/2006 to 03/31/2006	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005
3.01	GROSS SALES AND SERVICES REVENUE	46,767,997	46,767,997	39,797,935	39,797,935
3.02	DEDUCTIONS FROM GROSS REVENUE	(10,882,072)	(10,882,072)	(9,901,010)	(9,901,010)
3.03	NET SALES AND SERVICES REVENUE	35,885,925	35,885,925	29,896,925	29,896,925
3.04	COST OF PRODUCTS AND SERVICES SOLD	(19,643,548)	(19,643,548)	(16,510,095)	(16,510,095)
3.05	GROSS PROFIT	16,242,377	16,242,377	13,386,830	13,386,830
3.06	OPERATING EXPENSES	(5,102,925)	(5,102,925)	(5,448,522)	(5,448,522)
3.06.01	SELLING	(1,341,997)	(1,341,997)	(1,269,813)	(1,269,813)
3.06.02	GENERAL AND ADMINISTRATIVE	(1,185,892)	(1,185,892)	(1,239,888)	(1,239,888)
3.06.02.01	DIRECTORS' FEES	(7,207)	(7,207)	(8,163)	(8,163)
3.06.02.02	ADMINISTRATIVE	(1,178,685)	(1,178,685)	(1,231,725)	(1,231,725)
3.06.03	FINANCIAL	(713,705)	(713,705)	(1,129,421)	(1,129,421)
3.06.03.01	FINANCIAL INCOME	370,580	370,580	222,421	222,421
3.06.03.02	FINANCIAL EXPENSES	(1,084,285)	(1,084,285)	(1,351,842)	(1,351,842)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(1,435,028)	(1,435,028)	(2,010,764)	(2,010,764)
3.06.05.01	COST OF CRUDE OIL PROSPECTION AND DRILLING	(309,736)	(309,736)	(243,110)	(243,110)
3.06.05.02	RESEARCH AND TECHNOLOGICAL DEVELOPMENT	(241,916)	(241,916)	(193,600)	(193,600)
3.06.05.03	TAXES	(239,571)	(239,571)	(218,591)	(218,591)
3.06.05.04	NET MONETARY AND EXCHANGE ADJUSTMENTS	269,835	269,835	87,253	87,253
3.06.05.05	BENEFITS EXPENSES	(484,491)	(484,491)	(482,994)	(482,994)
3.06.05.06	OTHER EXPENSES/INCOME	(429,149)	(429,149)	(959,722)	(959,722)
	PARTICIPATION IN THE SHAREHOLDERS' EQUITY OF
3.06.06	AFFILIATED COMPANIES	(426,303)	(426,303)	201,364	201,364
3.07	OPERATING INCOME	11,139,452	11,139,452	7,938,308	7,938,308
3.08	NON-OPERATING EXPENSES	(92,501)	(92,501)	(126,074)	(126,074)
3.08.01	INCOME	(2,850)	(2,850)	28,156	28,156
3.08.02	EXPENSES	(89,651)	(89,651)	(154,230)	(154,230)
3.09	INCOME BEFORE TAXES/PARTICIPATIONS	11,046,951	11,046,951	7,812,234	7,812,234
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(3,093,258)	(3,093,258)	(2,271,970)	(2,271,970)
3.11	DEFERRED INCOME TAX	(774,629)	(774,629)	(535,530)	(535,530)
3.12	STATUTORY PARTICIPATION/CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.01.01	ADMINISTRATIVE EMPLOYEES' PARTICIPATION	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(504,073)	(504,073)	16,574	16,574
3.15	NET INCOME FOR THE PERIOD	6,674,991	6,674,991	5,021,308	5,021,308
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	4,386,152	4,386,152	1,096,538	1,096,538
	NET INCOME PER SHARE	1.52183	1.52183	4.57924	4.57924
	LOSS PER SHARE

(A free translation of the original Quartely Information in Portuguese prepared in accordance with accounting practices adopetd in Brazil)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATIONS	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of - 31/03/2005

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS 33.000.167/0001-01

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMS IN THE QUARTER

PETROBRAS reported consolidated net income of R$ 6,675 million in the 1Q-2006, a 33% increase over the 1Q-2005

In 1Q-2006, consolidated net operating income was R$ 35,886 million, 20% higher than the same period in 2005 (R$29,897 million). EBITDA in 1Q-2006 was R$ 14,113 million, 35% higher that the R$ 10,452 million reported in 1Q-2005. The market value of the Company at 3.31.2006 totaled R$ 197,995 million, an increase of 62% when compared to the same period of last year.

  Consolidated net income for 1Q-2006 was R$ 6,675 million, 33% higher than 1Q-2005, due to higher oil and oil product prices in both domestic (14%) and international markets, an increase in domestic oil and NGL (14%) production, and the higher quality and production of oil products (6%), all of which favorably impacted the Company’s trade balance.

  Total production of oil, NGL and natural gas increased by 10% in 1Q-2006 compared with the same period of 2005, reaching an average of 2,279 thousand boe per day, due in part to the start-up of platform P-43 (Barracuda) in December 2004, and P-48 (Caratinga) in February 2005, but whose production at full capacity stabilized only during 2005-2Q.

  Domestic oil and NGL production reached an average of 1,751 barrels per day, with 84% being produced in the Bacia de Campos (1,473 thousand barrels per day).

  The share of domestic oil in the throughput of PETROBRAS’S Brazilian refineries was 81% for the 1Q- 2006 (1,438 thousand barrels per day) and 79% for the 1Q-2005 (1,347 thousand barrels per day).

  The consolidated net debt of PETROBRAS at 3.31.2006 was R$ 21,516 million, 13% lower than the balance at 12.31.2005 (R$ 24,825 million), primarily reflecting the appreciation of the real against the U.S. dollar during the quarter (7%) and debt amortization.

  In the 1Q-2006, PETROBRAS capital spending totaled R$ 5,914 million (12% higher than the same period last year). Of this amount, R$ 3,359 million was invested in developing oil and natural gas production in Brazil. These investments include those incurred by the Special Purposes Entities (SPEs), which totaled R$ 494 million.

  The value added by the consolidated PETROBRAS for the 1Q-2006 reached R$ 31,128 million, 12% above that of 1Q-2005, with R$ 17,756 million allocated to the government through federal, state, and municipal taxes, R$ 3,656 million in financial expenses, rentals and charter fees to financial institutions and suppliers, R$ 7,179 million to the shareholders and R$ 2,538 million to salaries, benefits and other charges.

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and controlled companies reported a net income of R$ 6,675 million in the 1Q-2006, 33% higher than the net income recorded in 1Q-2005.

R$ million
		First Quarter

4Q - 2005		2006	2005	Δ%

50.066	Gross Operating Revenue	46.768	39.798	18
38.638	Net Operating Revenue	35.886	29.897	20
10.940	Operating Profit (1)	12.010	8.779	37
(473)	Financial Result	(444)	(1.042)	(57)
8.142	Net Income for the Period	6.675	5.021	33
1,86	Net Income per Share	1,52	1,14	33
173.584	Market Value (Parent Company)	197.995	122.208	62

43	Gross Margin (%)	45	45	0
28	Operating Margin (%)	33	29	4
21	Net Margin (%)	19	17	2
13.211	EBITDA – R$ million	14.113	10.452	35

	Financial and Economic Indicators

56.90	Brent (US$/bbl)	61,75	47,50	30
2,2512	US Dollar Average Price - Sale (R$)	2,1944	2,6672	(18)
2,3407	US Dollar Last Price - Sale (R$)	2,1724	2,6662	(19)

(1)	Income before financial revenue and expenses, equity income and taxes.
(2)	For purposes of comparison, net income per share was recalculated for the prior periods, due to the stock split approved at the Extraordinary Shareholders Meeting on July 22, 2005.
(3)	Operating income before the financial results and equity income + depreciation/amortization/well impairment.

EBITDA COMPONENTS

R$ million
		First Quarter

4Q -2005		2006	2005

10.759	Operating Income as per Brazilian Corporate Law	11.140	7.938
473	(-) Financial Result	444	1.042
(292)	(-) Equity Income Results	426	(201)

10.940	Operating Profit	12.010	8.779
2.271	Depreciation & Amortization	2.103	1.673

13.211	EBITDA	14.113	10.452

34	EBITDA Margin (%)	39	35

The increase in consolidated operating income for the 1Q-2006 was primarily a result of the increase in prices and volumes sold in the domestic and international markets, the increase in production of oil and NGL’s in Brazil (14%), and the production and higher quality of oil products. These factors, as well as others, are detailed below:

Gross profit increased R$ 2,855 million:

		R$ million
		Changes 1Q-2006 X 1Q-2005

Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit

. Domestic Market:	- Effect of Volumes Sold	953	(592)	361
	- Effect of Prices	2,765		2,765
. Intl. Market:	- Effect of Export Volumes	1,368	(646)	722
	- Effect of Export Price	369		369
. Increase in expenses(*) :			(860)	(860)
. Increase (Decrease) in Operations of Commercialization Abroad		568	(502)	66
. Increase (Decrease) in International Sales		409	(297)	112
. FX Effect on Controlled Companies' Revenues and Costs Abroad		(779)	502	(277)
. Others		336	(739)	(403)

		5,989	(3,134)	2,855

(*) Expenses Composition:	Value
- Oil, Gas and Oil Product Imports	(101)
- Third-Party Services	(137)
- Domestic Government Take	(523)
- Transportation: Maritime and Pipelines	52
- Salaries, Perquisites and Benefits	(39)
- Materials, Services and Depreciation	(82)
- Others	(30)

(860)

  Lower provision with contingencies related to legal procedures (R$ 345 million).
  Loss as a result of participation in investments of R$627 million, primarily due to the appreciation of the real against the U.S. dollar (7.19%), that generated a foreign exchange currency loss on shareholder’s equity of R$ 433 million for companies located outside Brazil).
  Positive effect from net financial gain of R$ 598 million, influenced by the following:

  A reduction in financial expenses from financings (R$ 61 million);
  Closing of hedge contracts from PESA invoices/sales, which in 1Q-2005 generated a loss of R$ 148 million;

Net positive exchange variation (R$ 183 million), from monetary assets and liabilities in U.S. dollars, which devalued 7.2% in the 1Q-2006 (0.4% appreciation in 1Q-2005).

		First Quarter

4Q-2005		2006	2005	Δ%

Exploration & Production - thousand bpd

1,892	Oil and LNG production	1,909	1,711	12
1,736	Domestic	1,751	1,543	14
156	International	158	168	(6)
365	Natural Gas production (1)	369	364	1
274	Domestic	270	266	2
91	International	99	98	1

2,256	Total production	2,279	2,075	10

(1) Does not include liquified gas and includes reinjected gas

Refining, Transport and Supply - thousand bpd
360	Crude oil imports	344	322	7
65	Oil products imports	115	50	131

425	Import of crude oil and oil products	459	372	23

301	Crude oil exports	262	161	63
250	Oil products exports	255	237	8

551	Export of crude oil and oil products	517	398	30

126	Net exports (imports) crude oil and oil products	58	26	123

154	Import of gas and others	148	127	16
13	Others Exports	5	11	(57)
1,868	Output of oil products	1,916	1,816	6
1,761	• Brazil	1,812	1,708	6
107	• International	104	108	(4)
2,114	Primary Processed Installed Capacity	2,114	2,114	-
1,985	• Brazil (2)	1,985	1,985	-
129	• International	129	129	-
	Use of Installed Capacity (%)
91	• Brazil	91	87	4
83	• International	80	83	(3)
79	Domestic crude as % of total feedstock processed	81	79	2
(2) As per ownership recognized by the ANP

Sales Volume - thousand bpd

1,647	Total Oil Products	1,649	1,589	4

33	Alcohol, Nitrogens and others	30	29	3

239	Natural Gas	232	214	8

1,919	Total domestic market	1,911	1,832	4

560	Exports	515	406	27

375	International Sales	437	419	4

935	Total international market	952	825	15

2,854	Total	2,863	2,657	8

Price and Cost Indicators

		First Quarter

4Q-2005		2006	2005	Δ%

Average Oil Products Realization Prices
161,11	Domestic Market (R$/bbl)	153,16	133,88	14

Average Sales price - US$ per bbl
	Oil (US$/bbl)
46,05	Brazil (3)	53,69	37,45	43
35,04	International	38,47	31,30	23
	Natural Gas (US$/bbl)
14,61	Brazil (4)	15,53	11,66	33
11,71	International	11,50	8,01	44
(3) Average of the exports and the internal transfer prices from E&P to Supply
(4) Internal transfer prices from E&P to Gas & Energy

Cost - US$/barril
	Lifting Cost:
	• Brazil (5)
6,07	• • without government participation	6,32	5,99	6
15,96	• • with government participation	17,28	13,57	27
3,54	• International	2,96	2,51	18
	Refining cost
2,03	• Brazil (5)	1,90	1,74	9
1,35	• International	1,57	1,13	39
490	Corporate Overhead (US$ million) Holding Company (5)	427	313	36
(5) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q05 Report,

Cost - R$/barril
	Lifting Cost:
	• Brazil (5)
13,73	• • without government participation	13,69	15,90	(14)
36,24	• • with government participation	36,74	35,89	2
	Refining cost
4,56	• Brazil (5)	4,19	4,68	(10)
(5) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q05 Report,

Exploration and Production - Thousand Barrels/Day

Domestic production per day of oil and NGL’s increased 14% in 1Q-2006 compared to 1Q-2005, mainly due to production start-up at the P-43 platform (Barracuda) in the second half of December 2004, and P-48 (Caratinga) on February 28, 2005. Stable production at full capacity from these platforms was only achieved during the second quarter of 2005.

Domestic production of oil and NGL’s in 1Q-2006 was kept relatively steady with an increase of 1% over the production levels for 4Q-2005.

International oil production declined 6% in 1Q-2006 compared with 1Q-2005 due to the natural decline in production in Angola and the temporary interruption in production from the main fields in the United States after hurricanes Rita and Katrina.

International oil production in 1Q-2006 was relatively stable, with a 1% increase when compared to 4Q-2005. Gas production increased 9% due to increased demand in Brazil and Argentina for Bolivian gas, following a strike in Argentina that reduced production in 4Q-2005.

Refining, Transportation and Supply - Thousand Barrels/day

Feedstock processed by domestic refineries increased 4% in comparison to 1Q-2005, due to improved reliability at the RLAM and RECAP refineries following maintenance work, and lower throughput of oil at REDUC in 1Q-2005.

Feedstock processed by overseas refineries in the 1Q-2006 declined 4% in relation to 1Q-2005, mainly due to the maintenance stoppage in refineries in Argentina and Bolivia in January and February 2006.

In the 1Q-2006, feedstock processed by overseas refineries declined 7% when compared to 4Q-2005, primarily because of programmed stoppages for maintenance in Argentine and Bolivian refineries during the first two months of the quarter.

Costs

Lifting Cost (US$/barrel)

1Q-2006 lifting costs in Brazil, excluding government take increased 6% compared to 1Q-2005. After discounting the effects of a 19% appreciation of the real against the U.S. dollar, which caused the local currency component of lifting costs to increase when expressed in US$’s, the lifting costs declined 11% in comparison with 1Q-2005. The decline was mainly due to increased production of oil and gas, primarily at the Barracuda and Caratinga fields.

Excluding government take, lifting costs in Brazil in 1Q-2006 increased 4% in relation to 4Q-2005. After discounting the effects of a 3% appreciation of the Brazilian real against the U.S. dollar, lifting costs increased 1% in comparison with 4Q-2005.

Lifting costs including government take, increased 27% over 1Q-2005 due to the increase in the average reference price used to calculate government take for domestic oil, as a result of the increase in international oil prices.

Including government take, lifting costs in 1Q-2006 increased 8%, as compared to 4Q-2005, due to the higher reference price levels for domestic oil, as a result of higher international prices.

The international lifting cost increased 18% compared with 1Q-2005 due to greater third party expenses and materials for the Argentina operations, and materials consumption for maintenance in Colombia.

In 1Q-2006, international lifting cost declined 16% in relation to 4Q-2005 due to lower equipment maintenance costs for the Colombia operations and personnel in the Argentina operations.

Refining Cost (US$/Barrel)

Domestic unit refining costs for 1Q-2006 increased 9% when compared to 1Q-2005. Discounting the effects of a 19% appreciation of the Brazilian real, which caused the local currency component of refining costs to increase when expressed in US$’s, refining costs declined 9%, primarily due to a greater number of scheduled stoppages in the prior period.

In comparison with 4Q-2005, domestic unit refining costs for 1Q-2006 declined 6% due to a greater number of scheduled maintenance shutdowns in the prior quarter. Discounting the effects of a 3% average appreciation rate for the Brazilian real, the unit refining cost declined 8%.

For 1Q-2006, international average refining costs increased 39% in relation to 1Q-2005 due to greater material costs, equipment maintenance, and personnel in refineries in Bolivia and Argentina.

Compared to 4Q-2005, international average refining costs increased 16% due to greater third party expenses and materials in Argentina operations

Corporate Overhead - Parent Company (US$ million)

Compared to 1Q-2005, corporate overhead for 1Q-2006 increased 36% due to higher expenses linked to contractual agreements, consulting, publicity and advertising. Increased personnel expenses in relation to salary readjustments and the increased workforce. Discounting the effects of the 19% appreciation of the Brazilian real, with all of the expenses for these activities in reais, corporate overhead increased 15% compared to 1Q-2005.

Compared to 4Q-2005, corporate overhead for 1Q-2006 declined 13% primarily due to fewer contracted sponsorships, safety health & environment and data-processing expenses. Discounting the effects of a 3% appreciation of the Brazilian real, over the totality of expenses in reais, there was a 16% reduction.

Sales Volume – Thousand Barrels/day

Total domestic sales volume increased 4% in 1Q-2006 in relation to 1Q-2005. Of particular note was:

i) Increased sales of gasoline (4%), due to a 5% reduction in the mix of pure alcohol with gasoline, as well as the reduced use of alcohol in non-traditional practices and in flex-fuel vehicles, in light of elevated prices for this product;

ii) Increased sales of diesel oil (4%) resulting from a lower base of industrial and agricultural activity in 1Q-2005, as well as the recovery of public investment in road works; and

iii) Higher sales natural gas (9%), resulting from greater industrial consumption and an increase in the number of vehicle converted to consume natural gas.

In the international market, sales revenue increased 28% as a result of increased exports of domestic oil production that could not be refined in Brazil.

Consolidated Statement of Results by Business Area

Result by Business Area R$ million (1) (3)
		First Quarter

4Q-2005		2006	2005	Δ%

5,365	EXPLORATION & PRODUCTION	6,774	4,396	54
1,326	SUPPLY	2,000	1,604	25
(80)	GAS & ENERGY	(78)	(71)	10
207	DISTRIBUTION	163	194	(16)
405	INTERNATIONAL (2)	236	534	(56)
(175)	CORPORATE	(1,862)	(1,398)	33
1,094	ELIMINATIONS AND ADJUSTMENTS	(558)	(238)	134

8,142	CONSOLIDATED NET INCOME	6,675	5,021	33

(1)	Financial statements by business area and their respective comments are presented starting on page 23.

(2)
In the international business unit, the ability to make comparisons between the periods is influenced by changes in the exchange rate, since all international operations are executed in dollars or in other currencies of those countries where each firm is headquartered. As such there may be significant variations when converting financial results into reais, mainly arising from and reflecting changes in the exchange rate.

(3)
In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company will now allocate all financial results and items of a financial nature to the corporate level. As a result of this change in methodology, the income tax, employee profit sharing and minority interest line items have been adjusted accordingly.

To facilitate comparisons, we have presented segmented financial statements for prior periods in accordance with the new criteria.

Results by Business Area

PETROBRAS is a company that operates in an integrated manner, with the greatest part of oil and gas production in the Exploration & Production area being transferred to other areas of the Company.

The main criteria used to report results by business area are highlighted below:

a) Net operating revenues: the revenues related to sales made to external clients were considered, plus the billing and transfers between business areas, using the internal transfer prices defined between the areas as a reference, with methodology based on market parameters.

b) Included in the computation of operating income are: net operating revenues, the costs of goods and services sold, which are reported by each business areas considering the internal transfer price and the other operating costs of each area, as well as operating expenses in which the expenses effectively incurred in each area are considered.

c) Financial results are allocated to the corporate group.

d) Assets: includes the assets identified in each area.

E&P – In 1Q-2006, operating profits for the Exploration and Production unit were R$ 6,774 million, 53% higher than the operating income reported in the same period of last year (R$ 4,396 million), due to the R$ 3,128 million increase in gross profits from oil sales and transfers, reflecting the 14% increase in daily production of oil and NGL, and the 2% rise in natural gas production, as well as the increase in international oil price and the higher value of heavy oil in comparison to lighter oil. Operating income increased despite the 18% appreciation in the average exchange rate of the real against the U.S. dollar.

The spread between the average price of sold/transferred domestic oil and the average Brent price declined from US$10.02/bbl in the 1Q-2005 to US$8.07/bbl in the 1Q-2006.

In comparison with the previous quarter, operating income was 26% higher, due to the R$1,728 million increase in gross profit, reflecting the increase in international oil prices, the 1% increase in oil and NGL production, and a higher value of heavy oil compared to lighter oil. Operating income increased despite the 3% appreciation in the average exchange rate of the real against the U.S. dollar.

The spread between the average price of oil sold/transferred and the average Brent price declined from US$10.84/bbl in the 4Q-2005 to US$8.07/bbl in 1Q-2006.

Also contributing to the increase in operating profit was the R$1,010 million reduction in expenses for prospecting and drilling due to the impairment of dry wells and/or sub-commercial, aside from the updated of provisions for abandonment of the area, recognized in 4Q-2005.

SUPPLY– In 1Q-2006, net income for the Supply segment was R$ 2,000 million, a 25% increase in net income compared to the same period last year (R$ 1,604 million), reflecting the increase of R$ 345 million in gross profit, as highlighted by the following factors:

  An increase in average value of oil by-products sold in the domestic and international markets;
  An increase of 2% in domestic oil processed by refineries;
  An increase of 6% in the production of oil products, due to an improvement in the refineries’ configuration following upgrades ;
  A reduction in refining costs in reais

Another factor that contributed for the increase of the net income was the Lower provision with contingencies related to legal procedures (R$ 278 million).

These effects were partially offset by an increase in the purchase and transfer price for oil and oil products, pressured by the increase in international prices and by the higher value of heavy oil compared with lighter oil. These gains occurred despite the 18% appreciation in the average exchange rate of the real against the U.S. dollar.

In 1Q-2006, net income accounted for by the Supply segment was R$ 2,000 million, 51% higher than net income reported in the previous quarter (R$ 1,326 million), due to the R$ 753 million increase in gross profit, impacted by the following factors:

  Increased inventories from lower costs in the prior period;
  Increase in the average price of oil products sold in the international market.

These effects were partially offset by the following factors:

  A reduction of 3% in the sales volume of oil products in the domestic market;

  An increase of 19% in oil and oil product imports;
  An increase in the international price for oil;

Higher value of heavy oil versus lighter

GAS AND ENERGY – In 1Q-2006, the Gas and Energy segment reported a loss of R$ 78 million, similar to the results of the same period of last year (R$ 71 million). The loss occurred despite the improvement of operating income, from R$ 35 million in 1Q-2005 to R$ 50 million in 1Q-2006, as a result of an 8% increase in volume of natural gas sold, only partially offset by an increase in the acquisition cost of imported gas. Greater minority shareholder interest was responsible for reducing the positive effect of higher operating income.

In 1Q-2006, the Gas and Energy segment reported a loss of R$ 78 million, compared with a loss of R$ 80 million in the prior quarter, due to the R$ 339 million increase in operating income, following the extraordinary expenses registered in 4Q-2005, because of write-offs associated with contingent obligations under thermoelectric contacts and with the ballast re-composition of the thermoelectric plant in the Northeast.

The higher operating income was partially offset by an increase of R$ 233 million in minority shareholder expenses.

DISTRIBUTION – In 1Q-2006, the distribution area reported a net profit of R$163 million, 16% less than the net profit for the same period of the prior year (R$ 194 million), as a result of a R$ 45 million increase in selling, general and administrative expenses, due to an increase in expenses related to commercialization and product distribution.

These effects were partially offset by a R$13 million improvement in gross profit, primarily resulting from an increase in the average price of oil products, despite a decline in market share.

Participation in the distribution market for fuels in 1Q-2006 was 32.7% (528 thousand bpd), whereas in the same period last year it was 34.1% (529 thousand bpd).

In relation to the prior quarter, net income in 1Q-2006 was 21% lower, due to a R$ 47 million reduction in gross revenue, reflecting the 8% decrease in oil product sales volumes as a consequence of the lower market share.

Participation in the fuels market was 32.7% in 1Q-2006 (528 thousand bpd) and was 33.8% in 4Q-2005 (561 thousand bpd).

INTERNATIONAL – In 1Q-2006, the International business area reported a net income of R$ 236 million, 56% lower than the net income of R$ 534 million reported in the same period of the prior year.

This decrease in net income was primarily due to the following:

  A decrease of R$ 119 million in gross profit for as a result of the following reasons: i) a 19% appreciation of the real against the U.S. dollar used in the currency conversion process for the financial statements; ii) an increase in production costs in Bolivia due to an increase in the tax rate for hydrocarbons from 18% to 50% as of May 2005; and iii) production interruptions in the main U.S. fields caused by drainage and run-off following hurricanes Rita and Katrina. These reductions were partially offset by an increase in the international price of oil and by the increase in the volumes of Bolivian gas sold to Brazil and Argentina;
  An increase of R$ 146 million in costs related to exploration and drilling as a result of a      rise in exploration costs in the US and Bolivia, considering the decrease in dry wells and the ending of the concession period, respectively.

In relation to the prior quarter, net income declined by R$ 169 million (42%), due partially to the effect of a 7% appreciation of the real against the U.S. dollar for the currency conversion of the financial statements in 1Q-2006, versus a depreciation of 5% in 4Q-2005.

CORPORATE – The corporate activities of the PETROBRAS System loss R$ 1,862 million in 1Q-2006, 33% higher than the loss reported in the same period of the last year (R$ 1,398 million), because of the increase of R$ 526 million in minority interest expense caused by improved financial results reported from companies where Petrobras or its subsidiaries do not have a 100% stake.

In relation to the previous quarter, the loss reported by the corporate group was R$ 175 million, versus a reported loss in 1Q-2006 of R$ 1,862 million. The main reasons for the loss increase are as follows:

  A loss of R$ 457 million in the currency conversion for equity investments abroad in the 1Q-2006, due to the 7% appreciation of real against the U.S. Dollar. In the 4Q- 2005 there was a gain of R$ 285 million, due to the devaluation of 5% at the final real against the U.S. Dollar.
  Reduction in income before income tax of R$ 743 million, due to the fiscal benefit obtained in the 4Q-2005 as a consequence of the provisioning of Interest on Shareholding Equity in the amount of R$ 3.290 million.

Consolidated Debt

	R$ Million

	03.31.2006	12.31.2005	Δ%
Short-term Debt (1)	11,399	11,116	3
Long-term Debt (1)	33,100	37,126	(11)

Total	44,499	48,242	(8)
Net Debt (2)	21,516	24,825	(13)
Net Debt/(Net Debt + Shareholder's Equity) (1)	20%	24%	(4)
Total Net Liabilities (1) (3)	166,022	163,404	2
Capital Structure
(Third Parties Net / Total Liabilities Net)	48%	52%	(4)

(1)	Includes debt contracted through leasing contracts of R$ 2.974 million on March 30, 2005, and R$ 3.300 million on December 31, 2005.
(2)	Total debt - cash and cash equivalents.
(3)	Total liabilities net of cash/cash equivalents.

Net debt of the consolidated PETROBRAS group on 03.31.2005, was R$ 21,516 million, a 13% reduction from December 31, 2005, mainly due to the appreciation of the real compared to the U.S. Dollar (most of Petrobras’ debt is denominated in U.S. Dollars) and debt amortization. We also note the improvement in the indebtedness level, measured by Net Debt/EBITDA, which fell from 0.52 as of 12.31.2005 to 0.38 as of 03.31.2006. The portion of the capital structure represented by third parties was 48% as of 03.31.2006, representing a reduction of 4 percentage points from December 31, 2005.

Consolidated Investments

R$ Million
	First Quarter
	2006	%	2005	%	Δ%
• Own Investments	5,386	91	4,740	89	14

Exploration & Production	3,359	57	2,834	54	19
Supply	799	13	681	13	17
Gas and Energy	149	3	433	8	(66)
Internacional	703	12	545	10	29
Distribution	138	2	112	2	23
Corporate	238	4	135	2	76

• Special Purpose Companies (SPCs)	494	8	457	9	8

• Ventures under Negotiation	33	1	45	1	(27)

• Structured Projects	1	-	39	1	(97)

Exploration & Production	1	-	39	1	(97)
Espadarte/Marimbá/Voador	1	-	39	1	(97)

Total Investments	5,914	100	5,281	100	12

R$ Million
	First Quarter
	2006	%	2005	%	Δ%
International
Exploration & Production	578	82	458	84	26
Supply	57	8	42	8	36
Gas and Energy	15	2	18	3	(17)
Distribution	6	1	10	2	(40)
Others	47	7	17	3	176

Total Investments	703	100	545	100	29

R$ Million
	First Quarter
	2006	%	2005	%	Δ%
Special Purpose Companies (SPCs)
Marlim Leste	219	44	-	-	-
PDET Off Shore	13	3	252	55	(95)
Barracuda e Caratinga	8	2	80	18	(90)
Malhas - Nordeste	82	17	83	18	(1)
Malhas - Sudeste	47	9	37	8	27
Cabiúnas	-	-	5	1	-
Gasene	68	14	-	-	-
EVM	30	6	-	-	-
Amazônia	27	5	-	-	-

Total Investments	494	100	457	100	8

In line with its strategic objectives, PETROBRAS acts in joint ventures with other companies as a concessionaire of oil and natural gas exploration, development and production rights. The Company currently has partnerships in 157 blocks through 88 joint ventures. Total investment projected for these partnerships is US$ 9,634 million.

In fulfillment of the goals outlined in its strategic plan, PETROBRAS continues to prioritize investments in developing its oil and natural gas production capabilities through its own investments and the structuring of undertakings with partners. In 1Q-2006, total investments were R$ 5,914 million, which is a 12% increase over the amount invested in the same period of 2005.

1. Analysis of Consolidated Gross Margin

1Q06 x 4Q05
Main Influences
		R$ million

Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit

. Domestic Market:	- Effect of Volumes Sold	(801)	468	(333)
	- Effect of Prices	(127)		(127)
. Intl. market:	- Effect of Export Volumes	(482)	351	(131)
	- Effect of Export Price	371		371
. Increase Expenses (*):			1,253	1,253
. Increase in Profitability of Distribution Segment		(46)		(46)
. Increase (Decrease) Operations of Commercialization Abroad		(40)	81	41
. Increase (Decrease) in International Sales		(349)	281	(68)
. FX Effect on Controlled Companies Abroad		(265)	(483)	(748)
. Others		(1,013)	435	(578)

		(2,752)	2,386	(366)

(*) Expenses Composition:	Value
- Oil, Gas and Oil Product Imports	831
- Third-Party Services	(56)
- Domestic Government Take	428
- Transportation: Mritime and Pipelines	52
- Salaries, Perquisites and Benefits	86
- Materials, Services and Depreciation	180
- Others	(268)

1253

2. Consolidated Taxes and Obligations

The economic contribution of PETROBRAS to Brazil, measured by generation of taxes, duties and current social contributions, in the 1Q-2006 totaled R$ 12,140 million.

R$ million
		First Quarter

4Q-2005		2006	2005	Δ%

	Economic Contribution - Country
4,248	Value Added Tax (ICMS)	4,085	3,719	10
1,888	CIDE (1)	1,847	1,780	4
2,926	PASEP/COFINS	2,645	2,443	8
2,363	Income Tax & Social Contribution	2,973	2,124	40
407	Others	590	466	27

11,832	Subtotal	12,140	10,532	15

1,021	Economic Contribution - Foreign	843	1,007	(16)

12,853	Total	12,983	11,539	13

(1) CIDE – CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO.

3. Payments to Governments

R$ million
		First Quarter

4Q - 2005		2006	2005	Δ%

	Country
1,712	Royalties	1,758	1,305	35
2,003	Special Participation	2,000	1,582	26
58	Surface Rental Fees	24	19	26

3,773	Subtotal	3,782	2,906	30

249	Foreign	216	134	61

4,022	Total	3,998	3,040	32

The government take in the country increased 32% in 1Q-2006 over the same period of 2005, reflecting the 46% increase in the reference price for domestic oil, which reached the average price of US$ 50.93 (US$ 34.95 in 1Q-2005, as well as an increase in the produced volumes and Special Participation of the Barracuda and Caratinga fields.

4. Consolidated Reconciliation of Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result
. According to PETROBRAS information as of March 31, 2006	88,113	6,914
. Profit in the sales of products in affiliated inventories	(555)	(555)
. Reversal of profits on inventory in previous years	-	489
. Capitalized interest	(572)	(14)
. Absorption of negative net worth in affiliated companies (*)	(225)	27
. Other eliminations	(574)	(186)

. According to consolidated information as of March 31, 2006	86,187	6,675

* In accordance with CVM Instruction Number 247/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity in results of non-consolidated companies method, whose invested company does not show signs of paralysis or need for financial help from the investor company, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net shareholder’s equity) of controlled companies did not affect the results and the net shareholder’s equity of PETROBRAS in 2005, generating a conciliatory item between the Financial Statements of PETROBRAS and the Consolidated Financial Statements.

5. Performance of PETROBRAS shares and ADRs

Nominal Change
		First Quarter

4Q - 2005		2006	2005

2.61%	Petrobras ON	12.83%	10.33%
4.38%	Petrobras PN	15.94%	6.18%
-0.31%	ADR- Level III - ON	21.61%	11.06%
0.97%	ADR- Level III - PN	24.05%	6.24%
5.93%	IBOVESPA	13.44%	1.58%
1.41%	DOW JONES	3.66%	-2.59%
2.49%	NASDAQ	6.10%	-8.10%

Book value of a PETROBRAS share on March 31, 2006 reached R$ 20.09.

9. Currency Exposure

Currency exposure of the PETROBRAS System is measured as per the following table:

Assets	R$ million
	03.31.2006	12.31.2005

Current Assets	19,147	17,531

Cash and Cash Equivalents	6,741	4,658
Others Current Assets	12,406	12,873

Non-current Assets	3,390	3,009

Fixed Assets	29,371	29,097

Investments	(474)	(272)
Property, Plant & Equipment	29,516	28,777
Others Fixed Assets	329	592

Total Assets	51,908	49,637

Liabilities	R$ million
	03.31.2006	12.31.2005

Current Liabilities	16,714	15,141

Short-term Debt	8,465	7,393
Suppliers	4,418	4,583
Others Current Liabilities	3,831	3,165
Long-term Liabilities	28,257	30,082

Long-term Debt	24,182	28,498
Others Long-term Liabilities	4,075	1,584

Total Liabilities	44,971	45,223

Net Liabilities in Reais	6,937	4,414

(+) Investment Funds - Exchange	10,781	11,469
(-) FINAME Loans - dollar-indexed reais	592	627

Net Assets in Reais	17,126	15,256

Net Assets in Dollar	7,884	6,518

Exchange rate (*)	2.1724	2.3407

(*) Conversion into reais from the U.S. Dollar is done at the selling price at the closing date of the period.

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 03/31/2006	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01	ITEM	02
02	ISSUANCE ORDER NUMBER	2
03	CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04	DATE OF REGISTRATION WITH CVM	AUGUST 30, 2002
05	DEBENTURE SERIES ISSUED	1
06	TYPE	SIMPLE
07	NATURE	PUBLIC
08	ISSUE DATE	AUGUST 1, 2002
09	DUE DATE	AUGUST 1, 2012
10	TYPE OF DEBENTURE	VARIABLE
11	CURRENT REMUNERATION TERMS	IGPM plus 11% per year
12	PREMIUM/DISCOUNT
13	FACE VALUE (REAIS)	1.000.00
14	AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15	NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16	DEBENTURES IN CIRCULATION (UNITS)	750.000
17	DEBENTURES IN TREASURY (UNITS)	0
18	DEBENTURES REDEEMED (UNITS)	0
19	DEBENTURES CONVERTED (UNITS)	0
20	DEBENTURES FOR PLACEMENT (UNITS)	0
21	DATE OF THE LAST REPRICING
22	DATE OF THE NEXT EVENT	JULY 31, 2006

01	ITEM	01
02	ISSUANCE ORDER NUMBER	1
03	CVM REGISTRATION NUMBER
04	DATE OF REGISTRATION WITH CVM
05	DEBENTURE SERIES ISSUED	1
06	TYPE	SIMPLE
07	NATURE	PRIVATE
08	ISSUE DATE	FEBRUARY 15, 1998
09	DUE DATE	FEBRUARY 15, 2015
10	TYPE OF DEBENTURE	VARIABLE
11	CURRENT REMUNERATION TERMS	TJLP plus 2.5%
12	PREMIUM/DISCOUNT
13	FACE VALUE (REAIS)	10,000.00
14	AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430,000
15	NUMBER OF DEBENTURES ISSUED (UNITS)	43,000
16	DEBENTURES IN CIRCULATION (UNITS)	43,000
17	DEBENTURES IN TREASURY (UNITS)	0
18	DEBENTURES REDEEMED (UNITS)	0
19	DEBENTURES CONVERTED (UNITS)	0
20	DEBENTURES FOR PLACEMENT (UNITS)	0
21	DATE OF THE LAST REPRICING
22	DATE OF THE NEXT EVENT	AUGUST 15, 2006

01	ITEM	02
02	ISSUANCE ORDER NUMBER	2
03	CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04	DATE OF REGISTRATION WITH CVM	AUGUST 30, 2002
05	DEBENTURE SERIES ISSUED	1
06	TYPE	SIMPLE
07	NATURE	PUBLIC
08	ISSUE DATE	AUGUST 1, 2002
09	DUE DATE	AUGUST 1, 2012
10	TYPE OF DEBENTURE	VARIABLE
11	CURRENT REMUNERATION TERMS	IGPM plus 11% per year
12	PREMIUM/DISCOUNT
13	FACE VALUE (REAIS)	1.000.00
14	AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15	NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16	DEBENTURES IN CIRCULATION (UNITS)	750.000
17	DEBENTURES IN TREASURY (UNITS)	0
18	DEBENTURES REDEEMED (UNITS)	0
19	DEBENTURES CONVERTED (UNITS)	0
20	DEBENTURES FOR PLACEMENT (UNITS)	0
21	DATE OF THE LAST REPRICING
22	DATE OF THE NEXT EVENT	JULY 31, 2006

01	ITEM	03
02	ISSUANCE ORDER NUMBER	3
03	CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04	DATE OF REGISTRATION WITH CVM	OCTOBER 31, 2002
05	DEBENTURE SERIES ISSUED	1
06	TYPE	SIMPLE
07	NATURE	PUBLIC
08	ISSUE DATE	OCTOBER 4, 2002
09	DUE DATE	OCTOBER 1, 2010
10	TYPE OF DEBENTURE	VARIABLE
11	CURRENT REMUNERATION TERMS	IGPM plus 10.3% per year
12	PREMIUM/DISCOUNT
13	FACE VALUE (REAIS)	1,000.00
14	AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775,000
15	NUMBER OF DEBENTURES ISSUED (UNITS)	775,000
16	DEBENTURES IN CIRCULATION (UNITS)	775,000
17	DEBENTURES IN TREASURY (UNITS)	0
18	DEBENTURES REDEEMED (UNITS)	0
19	DEBENTURES CONVERTED (UNITS)	0
20	DEBENTURES FOR PLACEMENT (UNITS)	0
21	DATE OF THE LAST REPRICING
22	DATE OF THE NEXT EVENT	OCTOBER 1, 2006

(A free translation of the original Quarterly Information in Portuguese prepared in accordance with accounting practices adopted in Brazil)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMISSION (CVM)
ITR – QUARTERLY INFORMATIONS	Corporate Law
COMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of - 03/31/2006

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF VALUE ADDED

	R$ THOUSAND

	CONSOLIDATED		PARENT COMPANY

	03.31.2006	03.31.2005	03.31.2006	03.31.2005

Sales of products and/or services and non-
operating income (*)	46.914.987	39.793.059	38.104.448	31.405.466

Consumed raw material	(4.988.078)	(2.654.069)	(3.622.302)	(2.806.736)
Cost of products and services sold	(5.395.134)	(3.949.942)	(2.217.492)	(1.121.546)
Energy, services and others operating expenses	(3.167.091)	(5.284.184)	(2.576.771)	(4.152.954)

GROSS VALUE ADDED	33.364.684	27.904.864	29.687.884	23.324.230

Depreciation, and amortization	(2.102.633)	(1.673.288)	(942.823)	(902.207)
Equity pickup	(399.620)	254.643	339.018	955.428
Financial income/monetary and foreign
exchange variations	142.708	442.819	(167.727)	635.141
Discount amortization	(26.683)	(53.278)	4.361	(39.421)
Leasing and royalties	149.999	105.379	97.362	105.379

TOTAL VALUE ADDED AVAILABLE DISTRIBUTION	31.128.455	26.981.139	29.018.074	24.078.550

DISTRIBUTION OF VALUE ADDED	31.128.455	26.981.139	29.018.074	24.078.550

Personnel	2.537.842	2.519.465	2.020.262	2.013.884
Salaries, benefits and charges	2.537.842	2.519.465	2.020.262	2.013.884

Government entities	17.755.854	15.114.712	17.461.164	14.477.816
Taxes, charges and contributions	12.982.930	11.538.863	12.952.948	11.033.544
Deferred income/social contribution tax	774.629	535.530	726.519	538.132
Government participations	3.998.295	3.040.319	3.781.697	2.906.140

Financial institutions and suppliers	3.655.693	4.342.227	2.622.882	2.479.529
Financial expenses (interest and exchange
variations)	858.275	1.466.051	511.551	775.340
Leasing expenses	2.797.418	2.876.176	2.111.331	1.704.189

Shareholders:	7.179.066	5.004.735	6.913.766	5.107.321
Minority interests	504.074	(16.573)
Retained earnings	6.674.992	5.021.308	6.913.766	5.107.321

(*) Includes allowance for doubtful accounts.

STATEMENT OF CASH FLOW

	R$ Thousand

	CONSOLIDATED		PARENT COMPANY

	03.31.2006	03.31.2005	03.31.2006	03.31.2005

Results for the period	6.674.991	5.021.308	6.913.765	5.107.321
(+) Adjustments	3.468.595	(808.287)	1.919.159	631.571

Depreciation, amortization	2.102.633	1.673.288	942.823	902.207
Petroleum and alcohol accounts	(4.095)	(3.572)	(4.095)	(3.572)
Operation with supply of petroleum and oil products - foreign			1.206.383	1.429.922
Financing charges, related companies and structured projects (Project Finance)	(1.078.422)	259.680	1.055.239	(501.187)
Minority interests	504.073	(16.573)
Result of participations in significant investments	426.303	(201.365)	(343.378)	(916.007)
Foreign exchange variation on permanent assets	2.574.697	(303.518)
Residual value of permanent assets disposed of permanent assets	386.183	222.450	2.884	(150)
Deferred income and social contribution taxes	774.629	535.530	869.821	538.133
Inventories variation	(1.706.595)	238.582	(2.145.670)	437.508
Variation of accounts receivable from third parties and related companies	(1.235.019)	1.027.321	106.049	(56.779)
Suppliers variation	1.289.912	(2.009.087)	(764.871)	(2.218.231)
Taxes and contributions variation	(12.859)	292.440	1.156.599	604.891
Variation of structured projects			(1.349.831)	170.282
Variation of pension and health care plan	603.543	656.396	558.738	622.239
Variation of other assets and liabilities	(1.156.388)	(3.179.871)	628.468	(377.685)
Effect in cash and cash equivalents resulting from merger of subsidiaries and affiliated companies		12

(=) Cash from Operating Activities	10.143.586	4.213.021	8.832.924	5.738.892

(-) Cash used in Investment Activities	(6.019.692)	(4.775.983)	(3.840.747)	(3.223.715)

Investments in exploration and production	(4.419.068)	(3.296.305)	(2.946.778)	(2.162.857)
Investment in refining and transportation	(754.626)	(829.201)	(545.377)	(593.680)
Investment in gas and energy	(296.959)	(317.246)	(135.681)	(412.504)
Other investments	(570.151)		(230.940)	(42.513)
Structured Projects (Project Finance)
Dividends received	21.112	8.550	171.185	82.588
Ventures under negotiation		(341.781)	(153.156)	(94.749)

(=) Net cash flow	4.123.894	(562.962)	4.992.178	2.515.177

(-) Cash used in financing activities	(4.557.617)	(1.795.541)	(4.575.638)	(4.075.859)

(=) Cash generated (used) in the period	(433.723)	(2.358.503)	416.539	(1.560.682)

Cash at the beginning of the period	23.417.040	19.986.848	17.481.555	11.580.288

Cash at the end of the period	22.983.317	17.628.345	17.898.094	10.019.606

CONSOLIDATED SEGMENT INFORMATION AS OF MARCH 31, 2005.

Consolidated Assets by Operating Segment – 03/31/2006

	R$ MILLION

			GAS &
	E&P	SUPPLY	ENERGY	DISTR,	INT’L	CORPOR,	ELIMIN,	TOTAL

ASSETS	68.618.076	41.724.391	19.742.644	8.752.067	18.720.652	36.538.107	(8.064.454)	186.031.483

CURRENT ASSETS	6.875.250	21.304.998	3.170.832	4.809.136	4.775.135	28.356.994	(7.352.436)	61.939.909

Cash and cash equivalents	0	0	0	0	0	22.983.317	0	22.983.317
Other	6.875.250	21.304.998	3.170.832	4.809.136	4.775.135	5.373.677	(7.352.436)	38.956.592
NON-CURRENT ASSETS	3.988.657	1.162.862	2.106.688	1.036.642	923.054	5.569.090	(712.018)	14.074.975

Petroleum and alcohol account	0	0	0	0	0	773.619	0	773.619
Marketable securities	287.264	4.982	0	1.572	265	304.634	0	598.717
Other	3.701.393	1.157.880	2.106.688	1.035.070	922.789	4.490.837	(712.018)	12.702.639
FIXED ASSETS	57.754.169	19.256.531	14.465.124	2.906.289	13.022.463	2.612.023	0	110.016.599

Consolidated Statement of Income by Operating Segment – 03/31/2006

	R$ THOUSAND

			GAS &
	E&P	SUPPLY	ENERGY	DISTR,	INT’L	CORPOR,	ELIMIN,	TOTAL

Net Operating Revenues	18.901.819	29.144.216	2.165.045	9.509.804	2.778.216	0	(26.613.175)	35.885.925

Intersegment	17.404.519	7.672.195	693.272	143.539	699.650	0	(26.613.175)	0
Third parties	1.497.300	21.472.021	1.471.773	9.366.265	2.078.566	0	0	35.885.925
Cost of Goods Sold	(7.952.592)	(25.317.739)	(1.708.853)	(8.596.069)	(1.761.062)	0	25.692.767	(19.643.548)

Gross Profit	10.949.227	3.826.477	456.192	913.735	1.017.154	0	(920.408)	16.242.377
Operating Expenses	(424.611)	(812.890)	(406.544)	(668.601)	(520.177)	(1.472.340)	72.411	(4.232.752)
Sales, General & Administrative	(218.788)	(691.846)	(207.634)	(581.840)	(267.662)	(604.205)	44.086	(2.527.889)
Taxes	(16.507)	(34.282)	(15.164)	(41.624)	(28.685)	(103.309)	0	(239.571)
Prospecting & Drilling	(105.703)	0	0	0	(204.033)	0	0	(309.736)
Loss Assets Recovery	0	0	0	0	0	0	0	0
Research & Development	(91.037)	(45.628)	(15.474)	(2.420)	(1.692)	(85.665)	0	(241.916)
Other Operating Income
(Expenses)	7.424	(41.134)	(168.272)	(42.717)	(18.105)	(194.670)	28.325	(429.149)

Operating Profit (Loss)	10.524.616	3.013.587	49.648	245.134	496.977	(1.472.340)	(847.997)	12.009.625
Interest Expenses, net	0	0	0	0	0	(443.870)	0	(443.870)
Gains from investments in
subsidiaries	0	37.414	(21.658)	0	15.720	(457.779)	0	(426.303)
Balance sheet monetary
restatement	0	0	0	0	0	0	0	0
Non-operating income
(expenses)	(86.950)	(3.792)	(889)	2.333	(3.249)	46	0	(92.501)

Income before taxes and	10.437.666	3.047.209	27.101	247.467	509.448	(2.373.943)	(847.997)	11.046.951
minority interests
Income Tax and Social Contribution	(3.548.807)	(1.023.331)	(16.579)	(84.139)	(162.930)	679.579	288.320	(3.867.887)
Minority Interests	(113.489)	(23.434)	(87.922)	0	(110.855)	(168.373)	0	(504.073)
Employee benefits expenses	0	0	0	0	0	0	0	0

Net Income (Loss)	6.775.370	2.000.444	(77.400)	163.328	235.663	(1.862.737)	(559.677)	6.674.991

Consolidated Statement by International Operating Segment – 03/31/2006

	R$ THOUSAND
	INTERNATIONAL

			GAS &
	E&P	SUPPLY	ENERGY	DISTR,	CORPOR,	ELIMIN,	TOTAL
INTERNATIONAL

ASSETS	13.777.144	2.895.692	3.910.895	457.628	5.445.249	(7.765.956)	18.720.652

INCOME STATEMENT

Net Operating Revenues	1.344.765	1.308.789	622.292	581.775	1.122	(1.080.527)	2.778.216

Intersegment	869.004	798.038	108.927	4.208	0	(1.080.527)	699.650
Third parties	475.761	510.751	513.365	577.567	1.122	0	2.078.566

Operating Profit (Loss)	413.522	45.290	140.450	(37.270)	(124.312)	59.297	496.977

Net Income (Loss)	198.490	22.103	79.072	(15.145)	(85.777)	36.920	235.663

Statement of Other Operating Income (Expenses) – 03/31/2006

	R$ THOUSAND

			GAS &
	E&P	SUPPLY	ENERGY	DISTR,	INT’L	CORPOR,	ELIMIN,	TOTAL

Cultural projects and institutional relations	0	(8.894)	0	(13.903)	0	(181.958)	0	(204.755)
Operational expenses with thermoelectric	0	0	(195.512)	0	0	0	0	(195.512)
Unscheduled stoppages – plant and
equipment	(5.125)	(28.803)	0	0	0	0	0	(33.928)
Losses and contingencies on judicial process	(7.826)	(10.518)	(80)	(1.858)	(1.175)	(9.309)	0	(30.766)
Contractual losses on transportation services
(Ship or Pay)	0	0	0	0	(30.118)	0	0	(30.118)
Hedge gain (losses)	0	(11.815)	38.736	0	0	0	0	26.921
Rental revenues	0	0	0	15.450	0	0	0	15.450

Others	20.375	18.896	(11.416)	(42.406)	13.188	(3.403)	28.325	23.559

	7.424	(41.134)	(168.272)	(42.717)	(18.105)	(194.670)	28.325	(429.149)

125

	Composition of Stock Capital		Composition of Stock Capital

Stockholders	(12/31/2005)		(03/31/2006)
	Shares	%	Shares	%

Common Shares	2.536.673.672	100,0	2.536.673.672	100,0

Federal Union	1.413.258.228	55,7	1.413.258.228	55,7
BNDESPar	47.246.164	1,9	47.246.164	1,9
ADR Level 3	697.208.008	27,5	691.194.708	27,2
FMP – FGTS Petrobras	117.067.537	4,6	115.261.305	4,5
Offshore (Resolution no 2.689 C,M,N,)	71.427.738	2,8	75.445.359	3,0
Others transfer agents	190.465.997	7,5	194.267.908	7,7

Preferred Shares	1.849.478.028	100,0	1.849.478.028	100,0

BNDESPar	287.023.667	15,5	287.023.667	15,5
ADR Level 3 e Rule 144-A	686.554.892	37,1	680.288.216	36,8
Offshore (Resolution no 2689 C,M,N,)	290.239.570	15,7	291.011.177	15,7
Others transfer agents (1)	585.659.899	31,7	591.154.968	32,0

Capital	4.386.151.700	100,0	4.386.151.700	100,0

Federal Union	1.413.258.228	32,2	1.413.258.228	32,2
BNDESPar	334.269.831	7,6	334.269.831	7,6
ADR (Common Shares)	697.208.008	15,9	691.194.708	15,8
ADR (Preferred Shares)	686.554.892	15,7	680.288.216	15,5
FMP – FGTS Petrobras	117.067.537	2,7	115.261.305	2,6
Offshore (Resolution no 2689 C,M,N,)	361.667.308	8,2	366.456.536	8,4
Others transfer agents (1)	776.125.896	17,7	785.422.876	17,9

126

Petróleo Brasileiro S.A. - PETROBRAS

Independent accountant’s report on the special
review of the quarter ended March 31, 2006

(A translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM)
prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the
CVM)

Independent accountants’ special review report

(A translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM) prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the CVM)

To
The Board of Directors and Shareholders
Petróleo Brasileiro S.A. – PETROBRAS
Rio de Janeiro - RJ

We have reviewed the quarterly financial information of Petróleo Brasileiro S.A. - PETROBRAS for the quarter ended on March 31, 2006, comprising the balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and the consolidated balance sheet of Petróleo Brasileiro S.A. – PETROBRAS and its subsidiaries, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Exchange Commission (CVM), specifically applicable to the preparation of the mandatory quarterly information.

Our special review was performed with the objective of issuing a special review report on the mandatory quarterly information referred to in the first paragraph. The individual and consolidated statements of cash flows and added value and the consolidated segment information represent supplementary information to the quarterly information and are being presented to facilitate additional analysis. These supplementary information were subject to the same review procedures as applied to the quarterly information and, based on our special review, we are not aware of any material change which should be made to that supplementary information for them to be in accordance with the quarterly financial information referred to in the first paragraph, taken as whole.

The quarterly information for the period ended March 31, 2005 was reviewed by other independent accountants, who issued an unqualified review report dated May 13, 2005 with an emphasis related to the application of the CVM Instruction 408 of August 18, 2004, which requires the consolidation of the special purposes entities (SPEs). For comparison purposes, the prior periods were also adjusted to reflect the consolidation of such SPEs in the consolidated financial statements. The financial statements for the year ended December 31, 2005 were audited by the same independent accountants, who issued an unqualified opinion on February 17, 2006, with an emphasis related to the same matter.

May 12, 2006

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Contador CRC RJ-052-428/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.